Exhibit 99.1
OPC ENERGY LTD.

Report of the Board of Directors regarding the Company’s Matters for the Six‑Month and Three‑Month Periods Ended June 30, 2021

The Board of Directors of OPC Energy Ltd. (hereinafter – “the Company”) is pleased to present herein the Report of the Board of Directors regarding the activities of the Company and its investee companies, the financial statements of which are consolidated with the Company’s financial statements (hereinafter – “the Group”), as at June 30, 2021 and for the six-month and three-month periods then ended, in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter – “the Reporting Regulations”). The six‑month period ended June 30, 2021 will be referred to hereinafter as – “the Period of the Report”.

The review provided below is limited in scope and relates to events and changes in the state of the Company’s affairs during the Period of the Report that have a material effect on the data included in the interim financial statements and on the data in the Description of the Company’s Business, and is presented based on the assumption that the reader has the Company’s Periodic Report for 2020 which was published on March 25, 2021 (Reference: 2021-01-044994), (hereinafter – “the Consolidated Financial Statements for 2020” and “the Periodic Report for 2020”, respectively)1, which includes, among other things, the Description of the Company’s Business part, the Report of the Board of Directors and the financial statements for the year ended December 31, 2020, which were included in the Company’s Periodic Report for 2020. The information included in the Periodic Report and the Consolidated Financial Statements for 2020 is included herein by reference.

Attached to this Report are the consolidated interim financial statements as at June 30, 2021 (hereinafter – “the Interim Statements”) and consolidated proforma financial statements as at June 30, 2021 as a result of acquisition of the CPV Group (as defined in Note 6 to the Interim Statements (hereinafter – “the CPV Group”)) on January 25, 2021, and on the assumption that this Report is read together with the Periodic Report for 2020, which is presented herein by reference. In certain cases, details are provided regarding events that took place after the date of the financial statements and shortly before the publication date of this Report. The materiality of the information included in this Report was examined from the point of view of the Company1. The interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) and in accordance with the provisions of Part D of the reporting regulations.

It is emphasized that this Report contains “forward‑looking” information, as defined in the Securities Law, 1968 (hereinafter – “the Securities Law”). Forward-looking information is uncertain information relating to the future, including projections, assessments, plans, estimates or other information relating to a matter or event, the realization of which is uncertain and/or outside the Company’s control. The forward‑looking information included in this Report is based on information or assessments existing in the Company as at the publication date of this Report.

This Directors’ Report has not been audited or reviewed by the Company’s auditing CPAs.

[1]
It is noted that in some of the cases an additional description was provided in order to present a more comprehensive picture of the matter being addressed or the relevant business environment. References to Immediate Reports in this Report include the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs

1.	General

The Company is a public company the securities of which are listed for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

As at the date of the financial statements, the Company is engaged in two areas of activity that are reported as business segments in its financial statements: (1) generation and supply of electricity and energy in Israel – as part of this area of activities, the Company is engaged in generation and supply of electricity and energy to private customers, Israel Electric Company Ltd. (hereinafter – (“the Electric Company” or “IEC”) and the System Administrator (as it is defined in Section 1 of the Periodic Report for 2020 – “the System Administrator”), as well as in initiation, development, construction and operation of power plants and facilities for generation of energy through natural gas and renewable energy in Israel. The Company manages its activities in Israel mainly through a wholly‑owned subsidairy OPC Israel Energy Ltd. (“OPC Israel”). For details regarding this area of activities – see Section 8 to Part A (Description of the Company’s Business), which is included in the Periodic Report for 2020 and the updates presented in this report; and (2) holding, development, construction and management of renewable energy and conventional power plants (powered by natural gas) in the United States – as part of this area of activities, the Company is engaged in development, construction and management of renewable energy and conventional power plants in the United States through the CPV Group and in holding rights in active power plants and power plants under construction, which the CPV Group initiated and constructed, both in the conventional areas as well as in the area of renewable energy. In addition, the CPV Group is engaged in provision of asset and energy management services to power plants in the United States that it owns and that are owned by third parties. For details regarding the agreement for acquisition of the activities and with respect to this area of activities, which constitutes a reportable business segment for accounting purposes commencing from the interim statements as at March 31, 2021 – see Sections 2.3.1 and 17 to Part A (Description of the Company’s Business) which is included in the Periodic Report for 2020 and the updates presented in this report (including the interim statements).

The CPV Group is held indirectly by the Company (about 70% as stated in Note 6 to the Interim Statements) and its acquisition was completed on January 25, 2021. The CPV Group was established in 1999 and since that date it has initiated and constructed power plants with an aggregate capacity of about 14,800 megawatts, of which about 4,850 megawatts using wind energy, whereas the other about 9,950 megawatts is from conventional power plants. Commencing with the interim financial statements as at March 31, 2021, the Company consolidates the financial statements of the CPV Group and also attaches consolidated interim proforma financial statements as at June 30, 2021 as a result of completion of the acquisition of the CPV Group. The CPV Group has holdings in active projects through associated companies and subsidiaries.

In addition, as part of the Company’s area of activity in Israel as at the date of the report, on May 9, 2021, the Company completed acquisition of 27% of the shares of Gnrgy Ltd. (hereinafter – “Gnrgy”), which is engaged in the area of charging services for electric vehicles. As noted, as at the date of this report, the Company includes Gnrgy with its activities in Israel. For details – see Section 3E below.

As at the publication date of the report, the Company’s activities are carried on in Israel and in the United States, however it is clarified that this does not act to limit the Company’s activities in the future in additional geographical areas. From time to time, the Company is examining possibilities for expanding its activities in the area of generation and supply of electricity and energy, including by means of constructing and/or acquiring power plants (including renewable energy power plants) in additional geographic regions worldwide, and advancement of projects that, as stated, are found to be suitable and that are consistent with the Company’s business plans, as they will be from time to time, and expansion of the range of its services and the synergy embedded in the Group’s activities (such as acquisition of the shares of Gnrgy, as detailed above).

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter

1.	Detail of operating projects as at the publication date of the report

Israel – Set forth below are main details with reference to the operating projects in Israel:

			Presentation
			format
			in the		Type of	Year of
	Capacity	Rate of	financial		project/	commercial
Project	(MW)	holdings	statements	Location	technology	operation

OPC Rotem Ltd. (“Rotem”)	466	80%	Subsidiary	Rotem Plain	Natural gas, combined cycle	2013

OPC Hadera[2] Ltd. (“Hadera”)	144	100%	Subsidiary	Hadera	Natural gas, cogeneration	2020

[2]
In addition, Hadera holds the Energy Center (boilers and turbines located on the premises of Hadera Paper Mills Ltd.), which serves as back‑up for supply of steam from the Hadera power plant. It is noted that from the end of 2020 the turbine in the Energy Center is not operating, and the Company will examine its continued operation with the Electricity Authority due to the contact of the System Administrator to the Electricity Authority wherein the System Administrator believes that continued operation of the turbine by the Company requires a license pursuant to the Electricity Administrator Law and coordination with the System Administrator.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

1.	Detail of operating projects as at the publication date of the report (Cont.)

The United States – Set forth below are main details with reference to the operating projects in the United States3:

			Presentation
		Rate of	format
		holdings	in the
		of the CPV	Company’s		Type of	Year of	Restricted
	Capacity	Group in	financial		project/	commercial	market[4]
Project	(MW)	the project	statements	Location	technology	operation	customer

CPV Fairview LLC (“Fairview”)	1,050	25%	Associated company	Pennsylvania	Natural gas in a combined cycle[5]	2019	PJM

CPV Towantic LLC (“Towantic”)	805	26%	Associated company	Connecticut	Natural gas / two fuels combined cycle	2018	ISO‑NE

CPV Maryland LLC (“Maryland”)	745	25%	Associated company	Maryland	Natural gas combined cycle	2017	PJM

CPV Shore Holdings LLC (“Shore”)	725	37.53%	Associated company	New Jersey	Natural gas combined cycle	2016	PJM

CPV Valley Holdings LLC (“Valley”)	720	50%	Associated company	New York	Natural gas / two fuels combined cycle	2018	NYISO

CPV Keenan II Renewable Energy Company LLC (“Keenan”)	152	[6]100%	Subsidiary	Oklahoma	Wind	2010	SPP (long‑term PPA)

[3]	Active projects in the U.S. are held through the CPV Group, which is held by the Company at the rate of about 70%.
[4]	For additional details regarding the relevant area of activities of each project in the restricted market – see Section 4 below.
[5]	The possibility exists for a mix of ethane of up to 25%.
[6]
On April 7, 2021, the CPV Group signed and completed acquisition of 30% of the rights in Keenan from a Tax Equity partner. For details – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787) and Section 4C below.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report

Main details with reference to the initiation and construction projects in Israel7:

								Total	Total
								expected	cost
								construction	of the
Power						Date/		cost	investment
plants/						expectation		in respect of	as at
facilities						of the start		100% of the	June 30,
for						of the	Main	project	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	NIS
of energy	Status	(megawatts)	holdings[8]	Location	Technology	operation [9]	consumer	millions)[10]	millions)

Zomet Energy Ltd. (“Zomet”)	Under construction	≈ 396	100%	Plugot Intersection	Conventional with open cycle	January 2023	The System Administrator	[11]≈ 1,500	[12]≈ 773

[7]
It is clarified that that stated in this report in connection with projects that have not yet reached operation (Zomet, Sorek B, facilities for generation of energy on the consumer’s premises, NIP 94, NIP 20B) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the publication date of the report and regarding which there is no certainty it will be realized. Completion of the said projects may not occur or may occur at a different date than that stated above due to, among other things, dependency on various factors, including those that are not under the Company’s control, including assurance of connection to the network and output of electricity from the project sites and/or connection to the transmission infrastructures, receipt of permits, completion of planning processes and contracting with suppliers that have not yet been completed and there is no certainty they will be completed. In addition, ultimately delays and/or breakdowns could be caused, this being as a result of, among other things, various factors as stated above or as a result of occurrence of one or more of the risk factors the Company is exposed to, including construction risk and/or the Coronavirus crisis. For additional regarding risk factors involved in construction projects – see Section 20.3 of Part A (Description of the Company’s Business) in the Annual Report for 2020. It is clarified that the characteristics (including the capacity and/or technology) of NIP 94 and NIP 20B, which are in the initial initiation stages and their progress is subject to, among other things, planning and licensing processes and connection assurance, are subject to change.

[8]	Companies consolidated in the Company’s financial statements.
[9]
It is clarified that that stated with respect to the expected start date of the commercial projects that have not yet commenced operations (Zomet, Sorek B, facilities for generation of electricity on the consumer’s premises) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates as at the publication date of the report and there is no certainty it will occur. The expected operation date might not take place or it might take place on a date different than that stated above due to, among other things, dependence on various factors as stated above, which have not yet been completed, and there is no certainty they will materialize. In addition, there could be delays and/or breakdowns, this being as a result of, among other things, occurrence of one or more of the risk factors to which the Company is exposed, including construction risk or the Coronavirus crisis. For additional details regarding the risk factors involved with projects under construction – see Section 20.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[10]
It is clarified that that stated with respect to the total estimated expected cost of the projects (Zomet, Sorek B, facilities for generation of energy on the consumer’s premises) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the Company’s estimates and assessments as at the publication date of the report and there is no certainty it will occur. The said information might not materialize or might materialize in a manner different than forecasted, among other things, due to dependency on various factors, such as the final amounts of the costs for development and the land, the final terms of agreements with suppliers, connection to the infrastructure networks and occurrence of any of the risk factors to which the Company is exposed. For additional details regarding the risk factors involved with construction projects – see Section 20.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[11]
The estimate of the costs, as stated, does not take into account half of the assessment issued by Israel Lands Authority in January 2021, in the amount of about NIS 200 million (not including VAT) in respect of capitalization fees (for details – see Section 8.11.6 to Part A (Description of the Company’s Business) in the Periodic Report for 2020), where as at the date of the report the Company had filed a legal appeal of the final assessment. In August 2021, the Company was informed that the appeal was rejected by Israel Lands Authority and as at the submission date of the report the Company intends to continue the processes for appealing the assessment.

[12]	Except for amounts relating to milestones in the construction agreement that were partially completed.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the initiation and construction projects in Israel: (Cont.)

								Total	Total
								expected	cost
								construction	of the
Power						Date/		cost	investment
plants/						expectation		in respect of	as at
facilities						of the start		100% of the	June 30,
for						of the	Main	project	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	NIS
of energy	Status	(megawatts)	holdings[8]	Location	Technology	operation[9]	consumer	millions)[10]	millions)

OC Sorek 2 Ltd. (“Sorek 2”)	In advanced initiation	≈ 87	100%	On the premises of the Sorek B seawater desalination facility	Cogeneration	Fourth quarter of 2023	Yard consumer and pursuant to regulations of the Electricity Authority	Up to ≈ 200	≈ 12

Facilities for generation of energy on the consumer’s premises	In various stages of initiation / development	Every facility up to 16 megawatts As at the publication date of the report, construction and operation agreements were signed for a total of 90 megawatts. The Company intends to take action to sign construction and operation agreements in a cumulative scope of at least 120 megawatts[1]	100%	On the premises of consumers throughout Israel	Conventional and renewable energy (solar)	Gradually over the years starting from 2022 pursuant to the conditions provided in the agreements	Yard consumers also including Group customers	An average of about NIS 4 per megawatt	≈ 31

[13]
The Company’s intention, as stated, reflects its intention as at the publication date of the report only, and there is no certainty that the matters will materialize based on the said expectation, and the said intention is subject to, among other things, the discretion of the Company’s competent organs. As at the publication date of the report, there is no certainty regarding signing of additional binding agreements with consumers, and there is no certainty regarding the number of consumers with which the Company will sign agreements and/or regarding the scope of the megawatts the Company will contract for and/or the type of technology if agreements are signed. In addition, as at the date of the report, all of the preconditions for execution of all the projects for construction of facilities for generation of electricity on the customer’s premises had not yet been fulfilled.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the initiation and construction projects in Israel: (Cont.)

Total
								Total	cost
								estimated	of the
Power						Date/		cost of the	investment
plants/						expectation		investment	as at
facilities						of the start		in the	June 30,
for						of the	Main	project	2021
generation		Capacity	Rate of			commercial	customer/	(NIS	NIS
of energy	Status	(megawatts)	holdings[14]	Location	Technology	operation	consumer	millions)	millions)

AGS Rotem Ltd. (“NIP 94”)	In initiation	As part of the statutory process the study examined the impact on the environment of construction of a power plant with a scope of 720 MW).[15]	80%	Rotem Plain, adjacent to the Rotem Power Plant	Conventional with ability to integrate storage	Not yet determined	Not yet determined	Not yet determined	Not yet determined

OPC Hadera Expansion Ltd. (“NIP 20B”)	In initiation	As part of the statutory process the study examined the impact on the environment of construction of a power plant with a scope of 800 MW).[16]	100%	Hadera, close to the Hadera Power Plant	Conventional with ability to integrate storage	Not yet determined	Not yet determined	Not yet determined	Not yet determined

[14]	Companies consolidated in the Company’s financial statements.
[15]
In the Government Decision dated October 29, 2020, the capacity restriction was removed. The said capacity constitutes “forward‑looking” information regarding which there is no certainty it will be realized, and that is subject to completion of the planning processes and compliance with additional conditions that have not yet been fulfilled.

[16]
In the Government Decision dated October 29, 2020, the capacity restriction was removed. The said capacity constitutes “forward‑looking” information regarding which there is no certainty it will be realized, and that is subject to completion of the planning processes and compliance with additional conditions that have not yet been fulfilled.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the construction projects in the United States:17

Amount
								Total	of the
								estimated	investment
								construction	in the
		Rate of						cost for	project at
		holdings	Status			Expected		100% of the	June 30,
		of the	in the			commercial		project	2021
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[18]	millions)

CPV Three Rivers LLC (“Three Rivers”)	1,258	[19]10%	Associated company	Illinois	Natural gas, combined cycle	Second quarter 2023	PJM	≈ 4,215 (≈ $1,293 million)	≈ 1,779 (≈ $546 million)

[17]
Projects under construction in the United States are held through the CPV Group, which is held by the Group at the rate of about 70% as stated in this report. Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on June 30, 2021 – $1 = NIS 3.26. The information presented below regarding projects under construction, including the information regarding the projected commercial operation date and the expected construction costs, including “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part) and that is not under the control of the Company or the CPV Group. The information is based on, among other things, estimates of the Company and of the CPV Group, and it is also based on plans and assumptions the realization of which is not totally certain, and which might not be realized due to factors, such as: delays in receipt of required permits, a change in the construction costs, delays in the construction work, problems or delays regarding signing an agreement for connection to the network or connection of the project to transmission or other infrastructures, problems signing an investment agreement with a tax equity partner regarding part of the cost of the project and utilization of the tax benefits available to the project, problems signing commercial agreements for of the potential revenues from the project, changes in the provisions of the law, an increase in the financing expenses, unforeseen expenses, weather events, the Coronavirus crisis and restriction imposed as a result thereof, etc. There is no certainty that that these estimates will materialize, in whole or in part, and they may be different, even significantly, than those detailed above. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 17.14 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[18]
Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.
It is clarified that that stated regarding the total estimated expected construction cost of the projects (Three Rivers and Maple Hill) is “forward‑looking” information, as it is defined in the Securities Law, which is based on the estimates and assessments made by the Company as at the publication date of the report and there is no certainty it will materialize. The said information may not materialize or may materialize in a manner different than expected.

[19]
On February 3, 2021, the transaction for sale of 7.5% of the rights in the Three Rivers project was completed, which was held up to that time by the CPV Group. For additional information – see Section 2.3.1 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to the construction projects in the United States:17

Amount
								Total	of the
								estimated	investment
								construction	in the
		Rate of						cost for	project at
		holdings	Status			Expected		100% of the	June 30,
		of the	in the			commercial		project	2021
	Capacity	CPV	financial			operation	Regulated	(NIS	NIS
Project	(megawatts)	Group	statements	Location	Technology	date	market	millions)[18]	millions)

CPV Maple Hill Solar LLC (“Maple Hill”)	126 MWdc[20]	[21]100%	Consolidated	Pennsylvania	Solar	Second-third quarter 2022	PJM	≈ 515 (≈ $158 million)	[22]≈ 159 (≈ $49 million)

[20]	About 100 MWac.
[21]
As at the publication date of the report, the CPV Group intends to take action to sign an agreement with a “tax investor” (“Tax Equity Partner”) for investment in the project. The Tax Equity Partner will enjoy most of the tax benefits in respect of the project, which are mainly tax credits relating to Investment Tax Credits (ITC) and depreciation expenses for tax purposes, as well as participation in a proportionate amount to be agreed to of the free cash flows for distribution. The entitlement to participate in part of the free cash flows is effective up to the point of reaching a rate of return on the investment of the Tax Equity Partner that will provided in the agreement. After reaching the said rate of return, the share of the Tax Equity Partner in the income and cash flows will decline to a minimum rate. It is emphasized that the CPV Group has not yet signed an agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed, or that its conditions will be in accordance with that stated (if ultimately signed), and the matter is subject to, among other things, to commercial and regulatory conditions.

[22]
In May 2021, an order for commencement of the construction work was issued to the project’s construction contractor. On this date, among other things, a construction agreement (EPC) has been signed and rights in the project’s lands have been acquired.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Main details with reference to a construction project having an agreement for sale of electricity (PPA) that is set for construction in the near future in the United States23:

Amount
of the
									Total	investment
Power		Rate of							estimated	in the
plants/		of the							construction	project at
facilities		holdings				Expected			cost of the	June 30,
for		of the			Expected	commercial			project	2021
generation	Capacity	CPV			start	operation	Regulated	Commercial	(NIS	NIS
of energy	(megawatts)	Group	Location	Technology	date	date	market	structure	millions)[24]	millions)

CPV Rogue’s Wind LLC (“Rogue’s Wind”)	≈ 114	[25]100%	Pennsyl-vania	Wind	First quarter 2022	Second quarter 2023	PJM	PPA agreement for sale of electricity, availability (capacity) and Renewable Energy Certificates (RECs) for 10 years.[26]	≈ 652‑668 million (≈ $200 – $205 million)	≈ 16 (≈ $5 million)

[23]
Projects under construction in the United States are held through the CPV Group, which is held by the Group at the rate of 70% as stated in this report. Details with respect to the scope of the investments in the United States were translated from dollars and presented in NIS based on the currency rate of exchange on June 30, 2021 – $1 = NIS 3.26. The information presented below regarding a project in advanced development in the short run in the United States, including the information regarding the expected commercial structure and the estimated cost of the investment, includes “forward‑looking” information, as defined in the Securities Law, regarding which there is no certainty it will materialize (in whole or in part) and that is not under the Company’s control or the exclusive control of CPV. The information is based on, among other things, estimates of the Company and of the CPV Group, and it is also based on plans and assumptions the realization of which is not totally certain, and which might not be realized due to factors, such as: completion of the connection of the projects to the network (grid) and transmission infrastructures, receipt of permits, signing an agreement with a “tax investor”, etc. Therefore, there is no certainty that that these estimates will materialize, in whole or in part, and they may be different, even significantly, than those detailed above. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 17.14 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[24]
Including initiation fees and reimbursement of pre‑construction development expenses to the CPV Group.
It is clarified that that stated regarding the total expected cost of the investment in the project is “forward‑looking” information, as it is defined in the Securities Law, which is based on the estimates and assessments made by the Company as at the publication date of the report and there is no certainty it will materialize. The said information may not materialize or may materialize in a manner different than expected, among other things, as a result of breakdowns or delays due to circumstances as stated above. For additional details regarding the risk factors involved with the activities of the CPV Group – see Section 17.14 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[25]
As at the publication date of the report, the CPV Group is expected to take action to sign an agreement with a “tax investor” (“Tax Equity Partner”) with respect to investment in the project (subject to appropriate regulatory arrangements). The Tax Equity Partner will enjoy most of the tax benefits in respect of the project, which are mainly tax credits relating to Production Tax Credits (PTC) and depreciation expenses for tax purposes, as well as participation in a proportionate amount to be agreed to of the free cash flows for distribution. The entitlement to participate in part of the free cash flows is effective up to the point of reaching a rate of return on the investment of the Tax Equity Partner that will provided in the agreement. After reaching the said rate of return, the share of the Tax Equity Partner in the income and cash flows will decline to a minimum rate. It is emphasized that the CPV Group has not yet signed an agreement, as stated, and therefore there is no certainty that such an agreement will ultimately be signed, or that its conditions will be in accordance with that stated (if ultimately signed), and the matter is subject to, among other things, to commercial and regulatory conditions.

[26]	For details regarding the PPA agreement signed in April 2021 – see Section 4D below.

OPC Energy Ltd.
Report of the Board of Directors

Brief description of the Group’s area of activities, its business environment and developments in its business in the Period of the Report and thereafter (Cont.)

2.	Detail of projects under initiation and construction as at the publication date of the report (Cont.)

Set forth below is a summary of the scope of the development projects (in megawatts) as at the publication date of the report:27

	Summary of the list of the development projects as at
	the publication date of the report (in megawatts)[1]
Technology	Advanced	Early stage	Total

Solar[29]	1,254	738	1,992
Wind	176	–	176
Total renewable energy	1,430	738	2,167
Natural gas	1,985	1,970	3,955
Storage	–	100–500	100–500

[27]
The information presented in this section with reference to development projects of the CPV Group, including regarding the number of projects, their characteristics (the capacity, technology, etc.), the cost per megawatt, constitutes “forward‑looking” information as it is defined in the Securities Law, regarding which there is no certainty it will be realized or the manner in which it will be realized. It is clarified that as at the date of the report there is no certainty regarding the actual execution of the development projects (in whole or in part), and their progress is subject to, among other things, completion of development and licensing processes, obtain control over the lands, signing agreements, execution of construction and connection processes, assurance of financing and receipt of various regulatory approvals and permits, which as at the present time have not yet been completed. It is clarified that particularly in the initial development stages, the scope of the projects and their characteristics have not yet been formulated and are subject to changes. Ultimately, the development projects (or some of them) may not be executed, this being due to, among other things, various factors including those that are not under CPV’s control. It is noted that the Rogue’s Wind project, which is in the advanced initiation stage in the near term, is included in the above table. It is noted that the ability to locate new projects in relevant energy markets, with price and liquidity levels that support new construction constitutes a significant success factor for the development activities. In addition, regarding renewable energy projects, it is important that the country or region wherein the CPV Group seeks to construct new projects have the possibility to generate additional revenues through sale of Renewable Energy Certificates (RECs). It is further noted that in  the estimation of the CPV Group, additional factors that impact the development activities include, among others: obtaining sufficient control over the lands; the ability to connect to the electricity grid at a strategic connection point at a low connection cost; obtaining the permits required for construction of new projects, including compliance with all the environmental requirements; and the ability to raise sufficient debt and equity for construction of new projects.

[28]
In general, the CPV Group views projects that in its estimation are in a period of up to two years or up to three years to the start of the construction as projects in the advanced development stage (as stated above there is no certainty the development projects, including projects in the advanced stage, will be executed). It is noted that that stated depends on the scope of the project and the technology, and could change based on specific characteristics of a certain project, as well as from external circumstances that are relevant to a certain project. It is clarified that in the early development stages, the scope of the projects and their characteristics are subject to changes, if and to the extent they reach advanced stages.

[29]
All the capacities in the solar technology are denominated in MWdc. The capacities in the solar technology projects in the advanced development stages and in the early development stages are about 995 MWac and about 575 MWac, respectively.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter:

A.
In December 2020 and in the months January through May 2021, replacement and renovation work was performed with respect to certain components of the gas turbines in the Hadera Power Plant as part of anticipated activities. In this framework, in January 2021, the replacement and renovation work in one of the gas turbines was completed and in May 2021 the replacement and renovation work of the second gas turbine was completed. Accordingly, in the first half of 2021, there were about 65 maintenance days during which the Hadera Power Plant operated on a partial basis. The performances of the gas turbines commencing from the end of the replacement and renovation work are in accordance with that expected from them.

In March 2022, additional essential maintenance work is expected to be performed (hereinafter – “the Additional Work”) in the steam turbine for a period of time estimated at about 60 days.30. It is noted that performance of the said replacement and renovation work without interruption could be impacted by traffic restrictions resulting from the Coronavirus crisis in light of the need for arrival of equipment and foreign work teams.

For details regarding discussions with Hadera’s construction contractor with respect to compensation for the delay in the commercial operation of Hadera and non‑compliance with the performances as stipulated in the construction agreement – see Note 9D(2) to the Interim Statements. As at the submission date of this report, no compensation had been received from the construction contractor (except for amounts unilaterally offset by the Company from payments to the construction contractor and the construction contractor has raised contentions regarding this matter in the aforesaid notification.)

As at the submission date of this report, no amounts have been received under the insurance policy. There is no certainty that the Company will be able to receive reimbursements and/or compensation in respect the full amount of its direct and indirect damages31.

Further to that stated in Sections 8.5.1.2 and 8.5.3.1 to Part A of the Periodic Report for 2020, it is noted that as at the publication date of the report, the factory of Hadera Paper Mills had not yet been connected to the Hadera Power Plant, and there is no certainty regarding the completion date of the connection. Hadera is taking action with Hadera Paper Mills in this regard. Completion of the connection depends on, among other things, technical and operational factors and if the connection is not successfully completed, there could be an adverse impact on Hadera.

[30]
That stated with reference to the Company’s estimates of the execution dates of the Additional Work and/or of the duration of the Additional Work, includes “forward‑looking” information, as it is defined in the Securities Law. The aforesaid information may not be realized, or may be realized in a manner different than expected, including as a result of reasons that are not under the Company’s control, such as coordination of dates with the contractor or equipment supplier, the manner of performance of the work by the contractor, technical breakdowns or other delays, including factors impacted by the Coronavirus crisis. Partial operation or shutdown of the power plant during extended periods of the renovation and replacement work count impact Hadera’s ability to comply with the power plant’s availability (capacity) provisions (regarding this matter – see also Sections 8.10 and 8.12.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2020) and regarding the results of Hadera’s activities.

[31]
It is emphasized that that stated above, including regarding the Company’s estimates with respect to coverage of the costs stemming from the delay, as stated above (including lost profits) in accordance with the insurance policy and/or receipt of compensation from the construction contractor for the delay damages and/or non‑compliance with the plant’s performances, includes “forward‑looking” information, as defined in the Securities Law, which is based on the Company’s estimates as at the date of the Report, and regarding which there is no certainty it will be realized. That stated may not be realized or may be realized in a manner that is significantly different than expected, in a case where all of Hadera’ contentions are not accepted. As a practical matter, if compensation is not received for all of the costs and/or damages (direct and/or indirect) in connection with the delay in completion of the construction and the commercial operation and/or regarding non‑compliance with the plant’s performances as provided in the agreement, this could have an adverse impact on Hadera’ss results and activities. For additional details regarding the risk factors involved with construction projects, including Hadera – see Section 20.3 of Part A (Description of the Company’s Business) in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

B.
Further to that stated in Section 8.13.6 to Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding the anticipated operation date of the Karish natural gas reservoir and possible delay of the said operation date, in May 2021 Energean sent Rotem and Hadera an update notification whereby due to a force majeure event, so Energean contends, the first gas from the Karish reservoir is expected in the middle of 2022[32].

Due to the delay in supply of the gas from the Karish reservoir compared with the original projected date, Rotem and Hadera will be required to acquire the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plants at the present gas prices, which are provided in the agreements of Rotem and Hadera with Tamar and which are higher than the price stipulated in the Energean agreement. Accordingly, the delays in the commercial operation date of Energean and in supply of the gas from the Karish reservoir will have an unfavorable impact on the Company’s profits. In this context it is noted that in the agreements with Energean compensation limited in amount for delays has been provided, as stated, the amount of which depends on the reasons for the delay, where the limit with respect to the compensation in a case where the damages caused is “force majeure” (in accordance with that stated in the agreement) is lower. As at the publication date of the report, Energean contends that the source of the delay is force majeure. The Company rejects Energean’s contentions that a force majeure event is involved under the gas acquisition agreement with Energean In June 2021, Rotem and Hadera received a letter from Energean wherein Energean gave notice of its intention to pay Rotem and Hadera the reduced compensation in respect of delay in the commercial operation – this being in light of Energean’s position that the reason for the delay, as stated above is force majeure. It is noted that in July 2021, Rotem and Hadera communicated to Energean that they remain firm in their position that Energean did not comply with the provisions of the agreement for force majeure and they reserve their rights pursuant to the agreements with Energean regarding this matter, including payment of the amount of the full amount of the compensation in respect of the delay.

C.
On January 1, 2021, the annual update of the electricity tariffs of the Electricity Authority for 2021 entered into effect, according to which the generation component, which declined at the rate of about 5.7%. The generation component constitutes about 86% of the load and time tariff (“TAOZ”) at the highest‑voltage summer peak, system costs constitute about 8% of the TAOZ at the highest‑voltage summer peak, and infrastructure services constitute about 6% of the TAOZ at the highest‑voltage summer peak. The said decline in the generation component has a negative impact on the Company’s income in 2021 compared with 2020, including in the period of the report. For additional information regarding the generation component in prior years – see Note 25B to the consolidated financial statements for 2020, and see, among other things, section: Additional Details regarding the activities in Israel (Section 5) below. Regarding the factors impacting the generation component – see Section 7.7.1 of Part A (Description of the Company’s Business) of the Periodic Report for 2020. Regarding the seasonal impacts on the results of the Company’s activities in Israel – see Note 1A to the Interim Statements and that stated in this Directors’ Report below.

[32]
That stated above, including regarding the commercial operation date of the Karish reservoir, and regarding supply of the gas to the Company, includes “forward‑looking” information as defined in the Securities Law, which is based on the data received by the Company from Energean as at the publication date of this report and additional publicly‑available data, and there is no certainty it will materialize. Ultimately, the expected impact on the project timetables or a delay in the operation date of the Karish reservoir may be delayed beyond the estimated time, and he impacts on the Company could be more than that stated above – this being due to factors that are not under the Company’s control. In addition, there is no certainty regarding the amount of the compensation that will be received in respect of the delay (if any), which may not cover the full amount of the Company’s (direct or indirect) damages.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

D.
On February 22, 2021, further to the principles provided in the decision of the Electricity Authority on August 5, 2020, the Electricity Authority made a decision regarding determination of an arrangement for suppliers that do not have means of generation (“virtual supply”) and revised the Standards for existing suppliers, in order to gradually open the supply area in the electricity sector to new suppliers and supply to household consumers.[1] As part of the decision, the Electricity Authority determines Standards and tariffs that will apply to suppliers that do not have means of generation and that will allow them, subject to receipt of a supply license and provision of security, to purchase energy from the System Administrator for their consumers. The pricing will be based on a component that is based on the SMP pricing mechanism (the half‑hour marginal price) and components that are impacted by, among other things, the scope of the consumption at peak demand hours. The arrangement for suppliers that do not have means of generation is limited to a quota that was provided in the principles of the arrangement and customers having a consecutive meter only (about 36,000 household customers and about 15,000 household industrial/commercial customers). In addition, for purposes of opening the supply area to competition, as part of the decision the Electricity Authority revised the Standards for suppliers regarding, among other things, the manner of assigning the consumers to a private supplier, the manner of concluding transactions, moving from one supplier to another and payment of the account. On April 7, 2021, the Electricity Authority published for the public’s comments the language of the license for suppliers as part of virtual supply (“a Virtual Supply License”) and update of the timetables for opening the supply area to competition, according to which commencement of the said activities is expected to take place on September 1, 2021. Further to that stated in its request, in July 2021 the Company received a Virtual Supply License. A license, as stated, was also granted to Gnrgy (in which, as at the publication date of the report, the Company holds an interest of 27% – see Note 3E below). Further to that stated, the Company submitted a request for assignment of certain customers in the scope of about 110 MW with the goal of assigning them to the virtual supply activities. On August 19, 2021, the Company received a notification from Israel Electric Company whereby the assignment requests submitted by the suppliers were approved subject to completion of technical examinations. For additional details regarding provision of guarantees in connection with the virtual supply – see Note 9B(3) to the interim statements. As at the date of the report, the Company is making preparations for execution of the virtual activities.

E.
In April 2021, the Company signed an agreement for acquisition of shares (“the Share Purchase Agreement”) of Gnrgy Ltd. (“Gnrgy”), which is engaged in the area of charging services for electric vehicles (e‑mobility) and construction of charging posts for electric vehicles. On May 9, 2021, completion of the Share Purchase Agreement was executed – this being after the preconditions for its execution were fulfilled, in such a manner that as at the publication date of this report, the Company holds about 27% of Gnrgy’s share capital. For details regarding Gnrgy and its activities, and for details regarding completion of the Share Purchase Agreement (as amended) and with respect to signing of a shareholders’ agreement with the founder of Gnrgy, Mr. Ran Aluya, including regarding a purchase (“call”) option granted to the Company by the developer, as stated, and with reference to the additional completion of the transaction scheduled to be executed up to December 15, 2021 – see Note 9I to the consolidated financial statements and the Immediate Reports dated April 13, 2021 and May 10, 2021[34].

[33]	See Decision No. 60105 of the Electricity Authority dated September 22, 2021 at the following link: https://www.gov.il/he/departments/policies/60105.
[34]	Reference Nos.: 2021‑01‑062613 and 2021‑01‑081177, respectively.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

F.
Further to that stated in Section 14.2.6.4 to Part A (Description of the Company’s Business) of the Periodic Report for 2020 regarding application of the decision of the Electricity Authority with respect to deviations from Rotem’s consumption plans, in May 2021 IEC notified Rotem according to its approach sale of energy to end‑consumers in excess of the generation capacity of Rotem’s power plant, deviates from the provisions of the PPA agreement between it and IEC (as stated in Section 8.14.5.1 to the Periodic Report for 2020). Rotem’s position regarding the PPA agreement is different, and in any event to the best of Rotem’s understanding the matter is expected to be impacted by supplementary arrangements that are to be determined by the Electricity Authority further to the decision of the Electricity Authority, as stated in Section 14.2.6.4 to Part A (Description of the Company’s Business) of the Periodic Report for 2020.

In May 2021, the Electricity Authority published a hearing regarding revision of the standards for purposes of implementation of the market model on the existing private generation and on the renewable energies according to which application of the market rules to the various types of generators is governed, including bilateral generators and generators with fixed availability (capacity) that operate in the framework of Regulation 241, and broad changes are proposed to the market rules35. The Electricity Authority notes in the said hearing that that it is proposed at this stage to exclude from application of the decision the Rotem generation unit, to which a special regulation applies that requires adjustments in a number of aspects, and that the Electricity Authority is presently examining all the changes required in the regulation that applies to this unit in order to create regulatory uniformity between it and the other private generation units, and in this regard it will also include consider application of the market rules to it. The impact of the hearing on Rotem depends on the final arrangements that will be determined (if any).

In June 2021, Rotem was informed that the Professional Staff of the Electricity Authority intends to recommend to grant Rotem a supply license (the language of the license has not yet been disclosed) and at the same time to impose certain covenants on Rotem regarding the generation activities and the supply activities, including an extraordinary consumption format, as noted above36, including arrangement of the manner of applying the above‑mentioned market model to Rotem and the manner of determination of the price when generation at the plant is reduced. Based on the information received, the team intends to take action to implement the above‑mentioned arrangements, subject to a hearing, from January 2022. As at the date of the report, Rotem is examining its position regarding all the aspects arising from the Professional Staff’s position, as stated, and the impact thereof. It is clarified that making of a decision regarding the matter is subject to publication of a hearing, which as at the publication date of the report a hearing had not yet been published and, accordingly, as at the date of the report supplementary arrangements, as noted, had not yet been determined, and there is no certainty regarding their final language.

G.
In May 2021, Hadera and Rotem received a notification from Nobel Energy in connection with emergency discontinuance of the activities of the Tamar Reservoir, commencing from May 11, 2021, due to the instruction of the Minister of Energy in light of the security situation that existed in Israel. It was stated in the notification that according to Nobel Energy’s position, the event constitutes a force majeure event pursuant to the gas agreements Hadera and Rotem signed with it. It is pointed out that as at the date of the report, supply of the gas to Hadera and Rotem during the shutdown period is continuing as usual from the Leviathan Reservoir. In addition, a force majeure notification with reference to the security events was also provided by Zomet’s construction contractor. The Company rejected the contentions of Zomet’s construction contractor. It is noted that on May 22, 2021, the supply of gas from the Tamar Reservoir was resumed.

[35]	https://www.gov.il/he/departments/publications/Call_for_bids/shim_yatzranut_kayemet
[36]
For additional details regarding the matter of granting a supply license to Rotem and the decision regarding deviation from the consumption plan and its impacts – see Sections 8.12.2, 14.2.6 and 20.3.5 to the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

H.
In June 2021, the Electricity Authority published a “call” regarding update of the hourly demand rates on the basis of which the tariff is determined for customers of Israel Electric Company[37]. It would appear that the “call” will impact all the prices in the Israeli electricity market – this being to the extent it is formulated into a hearing and a decision and subject to the scope of the update that will be determined. If the format determined in the “call” is determined as it was published this could have a negative impact on the Company’s activities in Israel. As at the date of the report, the matter is in an early stage, which the Company believes requires clarifications and explanations, and there is no certainty whether the update proposed in the framework of the “call” will be formulated into a hearing and a decision, the scope and format of the update that will be determined, and the manner of its application and/or the timing thereof. Accordingly, as at the date of the report, there is no certainty regarding the manner and extent of the impact on the Company, which will examine from its standpoint its possible courses of action.

I.
Further to that stated in Section 2.3.3 of Part A of the Periodic Report for 2020, in June 2021, Sorek 2 signed a number of agreements in connection with construction of the Sorek 2 project, as follows:

A.
Construction and equipment supply agreements (EPC) – Sorek 2 signed a planning, procurement and construction agreement (EPC) with BHI Co. Ltd., a company incorporated in South Korea, which served as the project’s construction contractor (in this Section – “the Construction Contractor”), in a “Lump‑Sum Turn‑Key” format, whereby the Construction Contractor will construct a facility for generation of energy powered by natural gas with an installed capacity of up to 87 megawatts – all based on the milestones, conditions and dates provided in the agreement with respect to each of the agreement’s components (in this Section – “the Construction Agreement”). A company from the IDE Group is also a party to the Construction Agreement (as the customer) wherein systems relating to the desalination facility are supplied and this party is liable for the payment in respect thereof. The share of Sorek 2 in the total consideration to the Construction Contractor is estimated at about $42 million, which also includes the consideration for acquisition of the gas turbine as detailed below[38]. It is noted that the Construction Agreement provides, among other things, mechanisms for agreed compensation limited to a ceiling amount for lateness, non‑compliance with performances and availability requirements along with the scope of the responsibility and requirements for provision of guarantees in the project’s various stages.

In addition, Sorek 2 signed an agreement with companies from the General Electric Group (“together – “GE”) for supply of the facility’s gas turbines for generation of the energy. As part of the agreement, GE undertook, among other things, to supply the turbines and the accompanying equipment, accompany the Construction Contractor, test runs and testing of the equipment – all of this on the conditions and pursuant to the milestones and timetables as agreed between the parties. Based on the consent of the parties, after issuance of a limited notice for commencement of performance of the work (LNTP) and transfer of the first payment to GE, the Equipment Supply Agreement was assigned to the Construction Contractor, in the Construction Agreement referred above.

In July 2021, an agreement was signed that arranges the manner of making decisions and allocation of responsibility between Sorek 2 and a company from the IDE Group, as stated, in connection with the Construction Agreement with the construction contractor, where except for cases provided in the agreement, the arrangements are mainly derived from the share of each party in the Construction Agreement and on a mechanism for joint decisions. For purposes of securing the liabilities of Sorek 2 under the agreement, the Company provided a corporate guarantee limited to a ceiling amount.

[37]	https://www.gov.il/he/departments/publications/Call_for_bids/kol_kore_mashab
[38]	Payment of the consideration in the agreement is made in dollars, euros and shekels.

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

I.	(Cont.)

B.
Long-term maintenance agreement – Sorek 2 signed an agreement with GE covering long‑term maintenance of the turbines and accompanying equipment for a period of 16 years, with the possibility of extending it to 25 years, for a consideration of an aggregate payment of up to $29 million (based on the period) subject to the milestones stipulated in the agreement (“the Maintenance Agreement”). The Maintenance Agreement includes customary provisions in connection with agreed compensation limited to a ceiling amount, relating to the performance and compliance with the maintenance timetables, and GE’s responsibility for its equipment and services.

The Maintenance Agreement includes guarantees of the parent company for the liabilities of every third party. It is noted that the above‑mentioned agreements will require, among other things, approval of the Desalination Administration, in accordance with and as required in the concession agreement signed by IDE and the State of Israel in connection with the desalination facility and the project.

As at the publication date of the report, the Company estimates that its construction cost of the Sorek 2 project, including its share in the Construction Agreement and the equipment supply agreement, which constitute most of the said cost (without the long‑term Maintenance Agreement), at about NIS 200 million[39].

J.
Further to Government Decision No. 171 from July 2021[40], regarding transition to a low‑carbon economy, wherein national targets were set for reduction of emissions of greenhouse gases, including a target for reduction of the annual quantity of greenhouse gas emissions in 2050 by at least 85% of the annual quantity measured in 2015, the Government decided as part of Government Decision No. 286 from August 2021[41], the Government decided to instruct the Minister of Finance to amend the Excise Tax on Fuel Order (Imposition of Excise Tax), 2004, and the Customs Tariffs and Exemptions Order and Purchase Tax on Goods, 2017, such that it will result in a gradual internal absorption of the external and environmental costs of carbon emissions, commencing from 2023, in the scope detailed in the Decision. As at the date of the report, the Company is studying the Decision and is examining the extent of the impact on its activities, which is expected to be derived from, among other things, the manner of application of the Decision and its impact on the mix of the components of the generation component in each of the years after its application (if ultimately applied).

[39]
It is clarified that that stated regarding the Company’s estimates with respect to the construction cost constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based on estimates and assessments the Company makes as at the publication date of the report and there is no certainty it will be realized. The said information may not be realized or may be realized in a manner different than foreseen, due to, among other things, dependency on various factors, such as, the final scope of the costs in respect of the development and the land, the final conditions of the agreements with suppliers, connection to the infrastructure networks and occurrence of any of the risk factors the Company is exposed to. For additional details regarding risk factors involved with construction projects – see Section 20.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020.

[40]	https://www.gov.il/he/departments/policies/dec171_2021
[41]	https://www.gov.il/he/departments/policies/dec286_2021

OPC Energy Ltd.
Report of the Board of Directors

3.	Main developments in the business environment and the Company’s activities in Israel in the period of the report and thereafter: (Cont.)

K.
Coronavirus – in March 2020, the World Health Organization declared the Coronavirus to be a worldwide pandemic. Despite taking preventative measures in order to reduce the risk of spread of the virus, the virus continued to spread and it has caused significant business and economic uncertainty and volatility in the global markets, which were partly caused by the preventative measures taken and imposition of restrictions by various governmental entities worldwide. As at the date of the report, the virus is continuing to cause business and economic uncertainty. In the Period of the Report, there is a trend in recovery in the scope of the economic activities throughout the world, including removal of some of the restrictions on movement (travel) and carrying on of business and trade. At the same time, as at the date of the report, along with vaccination of the population at high rates, due to the outbreak of new mutations (mainly the Delta mutation), the virus is continuing to spread at significant rates both in Israel as well as in other countries, and accordingly restrictions are being imposed and may be imposed in the future on movement and on activities.

As at the date of the report, up to now the Coronavirus Crisis had not had a significant impact on the Company’s results and activities in Israel. Nonetheless, in light of the uncertainty regarding the duration of the Coronavirus crisis, the intensity thereof and its impacts on the markets and factors relating the Company’s activities (such as, employees, significant customers, significant suppliers, lenders, etc.), as well as the uncertainty regarding the measures that will be taken by government entities, as at the date of the report, the Company is not able to estimate with any certainty the full impact of the Coronavirus Crisis on the Company. Spread of the virus and infections at the Company’s power plants and other sites, continuation of the Coronavirus Crisis for an extended period, a significant impact of the Coronavirus Crisis on main suppliers (such as, suppliers of natural gas, construction and maintenance contractors, etc.) or the Group’s main customers, continuing movement restrictions, could have an unfavorable impact on the Company’s activities and results, as well as on its ability to complete construction projects on time or at all and/or on its ability to execute future projects. The Company is continuing to take steps in order to ensure the health and safety of its employees in all of the Company’s facilities and offices, to maintain the level of activities in all its various facilities in and outside of Israel in order to reduce the potential impact of the pandemic on its business. For additional details regarding the Coronavirus Crisis and its possible impact on the Company in Israel – see Note 1B to the Interim Statements. For details regarding the impact of the Coronavirus Crisis (according to the contentions of Energean) on the date of the flow of the gas from Karish Tanin reservoir – see Section 3B above.

It is noted that the activities of the Company’s active power plants in Israel, as well as the construction activities of the Zomet Power Plant, are continuing in the restrictions’ period since they are deemed to be essential activities while preparing the work teams and taking safety measures to prevent infections and outbreaks at the Company’s sites. It is further pointed out that the continuity of the construction work on the Zomet Power Plant or the renovation and maintenance work at the Rotem Power Plant and the Hadera Power Plant could be impacted by the traffic (movement) limitations due to the Coronavirus Crisis in light of the need for arrival of equipment and foreign work teams.

For additional details regarding the Company’s area of activities in Israel – see below in this Report of the Board of Directors and the notes to the Interim Statements.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter:

A.
Further to that stated in Section 17.1.3 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, the electricity price and the natural gas prices (the main fuel of the power plants powered by natural gas of the CPV Group) are main factors in the profitability of the CPV Group, as well as the capacity prices in the activity areas of the CPV Group’s power plants. A number of variables impact the profitability of the natural gas‑powered power plants of the CPV Group, including the price of various fuels, the weather, load increases and unit capacity, which cumulatively affect the gross margin and the profitability of the CPV Group. The PJM electricity prices were about 55% higher and about 60%–65% in the first half and the second quarter of 2021, respectively, compared with the corresponding periods in 2020. The ISO‑NE NYISO electricity prices were about 90%–95% and about 60%–70% higher in the first half and the second quarter of 2021, respectively, compared with the corresponding periods in 2020. The average price of natural gas in Henry Hub was about 78% about 75% higher in the first half and second quarter of 2021, respectively, than in the corresponding periods in 2020. In general, in the currently existing generation mix, to the extent the gas prices are higher the electricity margins of the CPV Group are expect to be higher, such that the marginal energy prices will be higher and will favorably impact the CPV Group’s electricity margins[1]. This impact is partly offset by plans hedging electricity and gas prices in the CPV Group’s power plants, which are intended to reduce changes in the gross margin of the CPV Group resulting from changes in the commodity prices in the energy market. The CPV Group’s profitability is also impacted by the capacity of the power plant and as a practical function of the current operation and maintenance work, along with planned and unplanned maintenance.

Demand for electricity in the markets in which CPV operates:

In the PJM market – in the first half of 2021, the demand for electricity in the PJM market was about TWh 379, compared with demand of TWh 360 in the first six months of 2020, reflecting an increase of about 5.3% (source: PJM).

In the NYISO market – in the first half of 2021 the demand for electricity in the NYISO market was about TWh 72, compared with demand of TWh 70 in the first six months of 2020, reflecting an increase of about 3% (source: NYISO).

In the ISO‑NE market – in the first half of 2021 the demand for electricity in the ISO‑NE market was about TWh 56, compared with demand of TWh 54 in the first six months of 2020, reflecting an increase of about 3.8% (source: ISO‑NE).

Regarding the seasonal impacts on the results of the activities in the United States – see Note 1A to the Interim Statements and that stated in this Report of the Board of Directors below.

[42]
That stated regarding the impacts of the natural gas prices on the profitability of the CPV Group is “forward‑looking” information, as it is defined in the Securities Law, which is based on estimates of the CPV Group in accordance with the characteristics of its activities on the publication date of the report only, and there is no certainty it will be realized. That stated could change due to various factors, including factors not under the control of the CPV Group.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter:

A.	(Cont.)

Energy prices

In the six months and three months ended on June 30, 2021, the electricity prices rose in the markets in which the CPV Group operates, compared with the six‑month and three‑month periods ended on June 30, 2020. Most of the increase stems from an increase in the natural gas prices, an increase in demand in 2021 and relatively hot weather in June 2021. The following table summarizes the average electricity prices in each of the main markets in which the projects of the CPV Group are active in the six‑month and three‑month periods ended June 30, 2021 and 2020:

	For the six months ended June 30		For the three months ended June 30
	(MW/h)		(MW/h)
Region	2021	2020	2021	2020

PJM West (Shore and Maryland)	$29.59	$18.97	$28.60	$17.76
PJM AD Hub (Fairview)	$30.02	$19.11	$29.71	$18.09
NY‑ISO Zone G (Valley)	$34.24	$17.97	$27.86	$16.13
ISO‑NE Mass Hub (Towantic)	$39.37	$20.21	$29.36	$18.21

Note:	The average electricity prices are based on Day‑Ahead prices as published by the ISO. The CPV Group did not make an independent examination.

The following table summarizes the average gas prices in each of the main markets in which the projects of the CPV Group are active in the six‑month and three‑month periods ended June 30, 2021 and 2020. The gas prices rose in the six‑month and three‑month periods ended June 30, 2021 compared with the six‑month and three‑month periods ended June 30, 2020 due to, among other things, higher demand as a result of the weather and the global strengthening in the market compared with the same periods last year (the prices are denominated in dollars per MMBtu).

	For the six months ended June 30		For the three months ended June 30
Region	2021	2020	2021	2020

TETCO M3 (Shore, Valley)	2.79	1.60	2.32	1.43
Transco Zone 5 North (Maryland)	3.23	1.82	2.90	1.66
TETCO M2 (Fairview)	2.41	1.45	2.13	1.35
Dominion South (Valley)	2.34	1.45	2.15	1.37
Algonquin (Towantic)	3.97	1.87	2.49	1.51

Source: The average gas prices are based on Day‑Ahead prices at gas Midpoints as reported in Platt’s Gas Daily. The CPV Group did not make an independent examination.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

A.	(Cont.)

Capacity payments

In the PJM market (wherein a number of projects of the CPV Group are active, as stated above), the capacity payments vary between the market’s sub‑regions, as a function of local supply and demand and transmission capabilities. In June 2021, a tender on capacity tariffs was held (Capacity Auctions) in the PJM market for the 2022–2023, where the capacity price is effective for the period June 2022 through May 2023. The capacity tariff in the general PJM market (RTO) tender is low compared with the capacity tariff in the prior tender for 2021–2022, while in the activity areas relevant to CPV’s projects, the capacity prices determined were higher compared with the price determined in the general market (RTO). It is noted that all of CPV’s active power plants operating in the PJM market received capacity tariffs. Pursuant to PJM publications, the main factors impacting the above‑mentioned capacity tariffs include a decline in the peak demand forecast of 1.6% compared with the prior peak demand forecast (reflecting a decline of 2.4 GW (gigawatt)), an increase in the supply of plants that are expected to enter into activities in 2022 of about 6.0 GW, and the tender behavior of the bidders. In the months that passed since publication of the results of the tender in June 2021, power plants having a capacity of about 8 GW in the PJM market gave notice of their exit from activities, of which 5.4 GW are power plants powered by coal and 2.3 GW are nuclear power plants.

Set forth below are the capacity tariffs in the sub‑regions that are relevant to CPV’s projects and the market in general:

Sub-Region	CPV Plants[43]	2022/2023 (MW-day)	2021/2022 (MW-day)	2020/2021 (MW-day)
PJM RTO	–	$50	$140	$76.53
PJM MAAC	Fairview, Maryland, Maple Hill	$95.79	$140	$86.04
PJM EMAAC	Shore	$97.86	$165.73	$187.77

Source: PJM

[42]
The Three Rivers project, which is presently under construction, did not participate in the capacity tender, and is expected to participate in the capacity tender starting from the 2023–2024 capacity year.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

A.	(Cont.)

Similar to the PJM market, in the NYISO market availability (capacity) payments are made in the framework of a central mechanism for acquisition of capacity. In the NYISO market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. NYISO makes seasonal tenders in every spring for the upcoming summer (May through October) and in the fall for the upcoming winter (November through April). In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the seasonal tenders. Power plants are permitted to assure the capacity payments in the seasonal tender, the monthly tender or through bilateral sales. The CPV Valley power plant is in Area G (Lower Hudson Valley).

Set forth below are the capacity prices determined in the seasonal tenders in NYISO market. It is noted that the actual capacity prices for CPV Valley are impacted by the seasonal tenders, the monthly tenders and the SPOT prices, with variable capacity prices every month, as well as bilateral agreements with energy suppliers in the market.

Sub-Area	CPV Plants	Summer 2021	Winter 2021	Summer 2020	Winter 2020
PJM RTO (the general market)	-	$4.09/kW-mo	$0.10/kW-mo	$2.71/kW-mo	$0.18/kW-mo
Lower Hudson Valley	Valley	$4.56/kW-mo	$0.23/kW-mo	$3.07/kW-mo	$0.65/kW-mo

Source: NY-ISO

The ISO‑NE permits availability (capacity) payments as part of a central mechanism for acquisition of capacity. In the ISO‑NE market, there are a number of submarkets, wherein there could be various capacity demands as a function of local supply and demand and transmission capability. Forward capacity tenders are made 3 years in advance for the capacity year. In addition, there are supplemental monthly tenders for the balance of the capacity not sold in the Forward tenders. As stated in Section 17.2.1 of the Periodic Report for 2020, when Towantic entered into the capacity market, the project assured a fixed capacity payment for seven years which is granted to new players. Payment of the capacity, as stated, will apply up to May 2025.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

B.
On March 31, 2021, the President of the United States presented a proposal the target of which is construction of clean energy infrastructures. The proposal addresses many sectors in the U.S. economy, including energy infrastructures. This part of the proposal focuses on expansion of renewable energy generation facilities by means of “refundable tax credits”[44] and a clean energy standard. In addition, the proposal includes financing for transmitting electricity and energy infrastructures that support generation of renewable energy and cancellation of tax benefits for generation and transmission of fossil fuels. In August 2021, the Democrats in the U.S. Senate presented a proposed decision for a budget of about $3.5 trillion, including investments for coping with climate change and reduction of greenhouse gas emissions. In addition, in infrastructures budget was approved in the Senate, in the scope of about $1 trillion, for renovation of roads and bridges and financing of initiations in climate preservation areas. As at the publication date of the report, there is uncertainty regarding the said legislative developments and their impacts, as well as the language of the final laws and their impact. The said legislation and regulation could have a material impact on the demand for electricity by means of advancement of reduced‑carbon transportation and economy and concurrently raising the standards for generation of electricity using clean energy.[45]

C.
Further to that stated in Section 17.2 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in connection with a wind energy power plant having a capacity of 152 megawatts (Keenan) (in this Section – “the Project”), which is held (at the rate of 70% as at the date of the Periodic Report for 2020) by the CPV Group[46], on April 7, 2021 an agreement was signed for acquisition of the balance of the rights in the Project by the CPV Group (that is, the remaining 30%), in exchange for a consideration of about $25 million. Upon completion of the acquisition, the CPV Group holds all of the rights in the Project. For details regarding the Project, including with respect to the Project’s energy supply agreement (PPA) up to 2030 – see that stated with reference to the Project in the Periodic Report for 2020.

D.
Further to that stated in Section 17.2 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in connection with projects in advanced development of the CPV Group, in April 2021 an agreement was signed for sale of electricity (PPA) in the wind energy project Rogue’s Wind for sale of all the Project’s energy, availability (capacity) and Renewable Energy Certificates (RECs) of the project. For details – see that stated in the Periodic Report for 2020 with reference to the said project and the Company’s Immediate Report dated April 11, 2021 (Reference No.: 2021‑01‑060825), which is presented herein by means of reference.[47]

[44]
It is noted that an arrangement as stated (to the extent it is determined and subject to the final arrangements) is expected to permit renewable energy projects to enjoy the tax benefits in cash with no need for a Tax Equity partner.

[45]
The Company’s estimate, as stated above, regarding changes in the area of activities constitutes “forward‑looking” information, as it is defined in the Securities Law, which is based solely on the Company’s said estimates as at the publication date of the report only and on publicly‑known data and which is dependent and contingent on various factors. Accordingly, the said information may not be realized or may be realized in a manner significantly different than described above as a result of various matters that are not under the Company’s control.

[46]	Which is held (about 70%) indirectly by the Company, as detailed in Section 17 to Part A of the Periodic Report for 2020.
[47]
The information stated in the Immediate Report dated April 11, 2021, as stated, including regarding the Project’s characteristics, construction and operation, the dates for their execution, characteristics of the Project’s consumer, the scope of the expected revenues from the Project and its business results, constitutes “forward‑looking” information as defined in the Securities Law, which is based solely on the estimates of the CPV Group and the Company as at the publication date of the Group, and which is dependent on fulfillment of various factors, including, completion of the development and licensing processes, receipt of permits, performance of the construction and connection work, signing of an agreement to assure the required financing, etc. The information stated in this report may not be realized or may be realized in a manner different than described, this being due to, among other things, non‑fulfillment of one or more of the above‑mentioned factors, changes in the construction and operation costs, delays in the timetables for completion of the construction and operation stages, changes in the estimates and assumptions regarding the Project’s performances, costs or results, due to the impact of economic or regulatory factors on a project of this type, and as a result of occurrence of one or more of the risk factors to which the CPV Group or the Company is exposed, as stated in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

4.	Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

E.
Further to that stated in Section 17.2 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in connection with an advanced development project of the CPV Group, in May 2021, a commencement order was issued for the construction work on the Maple Hill project using solar energy, to the project’s construction contractor. On this date, among other things, a construction agreement (EPC) was signed and rights in the project’s lands were acquired. For additional details relating to the project – see that stated in Section 2 above and the Immediate Report dated May 12, 2021 (Reference No.: 2021‑01‑083409), which are presented by means of reference. In June 2021, the project participated for the first time in capacity tenders in the PJM market, and it will be entitled to capacity payments, as shown in the table above. In August 2021, Maple Hill signed an agreement for sale of electricity (PPA) for a period of ten years from the date of the commercial operation for sale of about 48% of the electricity generation. For additional details relating to the project, including material agreements signed as at the publication date of the report – see Note 9K(4) to the Interim Statements.

F.
Further to that stated in Section 17.8 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in May 2021, Maryland signed an extension of the credit framework agreement of the Term Loan B type, relating to the project. As part of replacement of the credit agreement, Maryland signed a loan agreement, in the amount of about $350 million, and accompanying frameworks, in the amount of about $100 million. For details – see Note 7C to the Interim Statements.

G.
Further to that stated in Section 2.3.1 to Part A (Description of the Company’s Business) of the Periodic Report for 2020, in May 2021 an adjustment was made to the consideration in the CPV acquisition transaction, where as a result of the said adjustment the sellers paid the CPV Group (the purchaser) an amount that is not material.

OPC Energy Ltd.
Report of the Board of Directors

Main developments in the Company’s activities in the United States in the period of the report and thereafter: (Cont.)

H.
Further to that stated in Section 17.8 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, in August 2021, Keenan signed a financing agreement with a number of financial entities, including a term loan and accompanying credit frameworks. Concurrent with completion of the financing agreement, as stated, Keenan repaid the prior financing it took out in 2014. The aggregate amount of the loan and credit frameworks is about $120 million, of which about $104 million is a term loans and about $16 million is accompanying credit frameworks (working capital, LC). For details – see the Company’s Immediate Report dated August 8, 2021 (Reference No.: 2021‑01‑162437), which is presented herein by means of reference, and Note 10A to the interim statements.

I.
The Coronavirus: as stated in Section 17.14.11 to Part A (Description of the Company’s Business) in the Periodic Report for 2020, the spread of the Coronavirus has a significant impact on the business activities in the United States and worldwide. During the Coronavirus crisis, the activities of the power plants of the CPV Group are continuing while making adaptations, such as, changes in the shifts of workers, change in the timetables for performance of the maintenance work, transfer of employees to working remotely, etc. In addition, the CPV Group is continuing to make adaptations for purposes of information security at the power plants. Furthermore, the Coronavirus crisis impacted the availability of suppliers and on the sectors involved in the development activities of the CPV Group. At this date, there is no certainty relating to the duration of the Coronavirus crisis, its force (scope) and its impacts on the markets or on factors relating to CPV’s activities, and therefore the CPV Group is not able to estimate with any degree of certainty and completeness the impact of the Coronavirus crisis, and event of the outbreak of the virus and the (possible) spread thereof at the power plants of the CPV Group or restrictions on conducting business in the areas in which it operates, as well as the measures taken and that will be taken worldwide as a result thereof – which has impacted the economy and commodity markets in the U.S., in general, and the prices of electricity and natural gas, in particular – could impact CPV’s activities (even significantly), thwart completion of the construction of projects (as detailed in Section 2 above) and the progress of development of the development projects of the CPV Group, and could also impact its ability to actually commence execution of its future projects. For details – see Note 1B to the Interim Statements.

For additional details regarding the area of the Company’s activities in the United States – see the Report of the Board of Directors below and the notes to the Interim Statements that are attached to this report.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.          Financial Position as at June 30, 2021 (in millions of NIS)

Category	6/30/2021	12/31/2020	Analysis

Current Assets

Cash and cash equivalents	631	200
Most of the increase stems from withdrawal of deposits and restricted cash, in the amount of about NIS 1,809 million, investments received from holders of non‑controlling interests in the CPV Group, in the amount of about NIS 702 million, and issuance of shares for net proceeds of about NIS 346 million. In addition, there was an increase in the cash balances as a result of the Company’s current operating activities, in the amount of about NIS 186 million.

This increase was partly offset by cash used for acquisition of the CPV Group, in the amount of about NIS 2,140 million, cash used for investments in projects in Israel, in the amount of about NIS 184 million, and investments in projects in the United States, in the amount of about NIS 120 million, current debt repayments (including interest), in the amount of about NIS 287 million.

For additional information – see the Company’s condensed consolidated statements of cash flows in the Interim Statements.

Short-term deposits	–	1,607
The decrease stems from withdrawal of the deposits for purposes of acquisition of the CPV Group. For details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements.

Short-term deposits and restricted cash	48	207
Most of the decrease derives from release of collaterals in respect of hedging transactions, in the amount of about NIS 86 million, and release of collaterals, which were used for provision of bank guarantees in Israel, in the amount of about NIS 67 million (for additional details – see Note 9B to the Interim Statements).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.          Financial Position as at June 30, 2021 (in millions of NIS)

Category	6/30/2021	12/31/2020	Analysis

Current Assets (Cont.)

Trade receivables and accrued income	123	153
Most of the decrease stems from a decrease in accrued income in Israel, in the amount of about NIS 45 million, mainly as a result of the impact of the seasonal factor on the sales and reduction of the generation component (as described in Note 9A(1) to the Interim Statements) and from a decrease in balance of the trade receivables in the United States, in the amount of about NIS 14 million, due to collection of an annual debt.

On the other hand, there was an increase of about NIS 28 million due to the first‑time consolidation of the CPV Group (for details regarding the agreement covering acquisition of the CPV Group.

Receivables and debit balances	120	63
Most of the increase, in the amount of about NIS 39 million, is due to the first‑time consolidation of the CPV Group, and in light of making deposits in connection with project under construction in the United States, in the amount of about NIS 25 million.

This increase was partly offset by a decrease in the balance receivable from Israel Electric Company, in the amount of about NIS 6 million.

Short-term derivative financial instruments	1	–

Total current assets	923	2,230

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2021 (in millions of NIS) (Cont.)

Category	6/30/2021	12/31/2020	Analysis

Non-Current Assets

Long-term deposits and restricted cash	148	231
Most of the decrease stems from release of collaterals in respect of interest SWAP contracts (as described in Note 22D to the consolidated financial statements for 2020), in the amount of about NIS 35 million, and release of a collateral, in the amount of about NIS 53 million, which was designated to secure a bank guarantee (for additional details see – Note 15D(4) to the consolidated financial statements for 2020) and Note 9B to the Interim Statements.

Long-term prepaid expenses and receivables	176	143
Most of the increase stems from construction of infrastructures in Zomet, in the amount of about NIS 11 million, and a loan to an associated company in the United States, in the amount of about NIS 16 million. In addition, there was an increase, in the amount of about NIS 4 million, due to the first‑time consolidation of the CPV Group.

Investments in associated companies	1,786	–
The increase is the result of acquisition of the CPV Group. For additional details regarding investments in associated companies – see Sections 1, 4 and 6 to this Report and Notes 6 and 7 to the Interim Statements.

Deferred tax assets, net	82	24
An increase of about NIS 35 million stems from acquisition of and the activities of the CPV Group, and an increase of about NIS 23 million stemming from an increase in the loss for tax purposes in Israel.

Long-term derivative financial instruments	41	1	The increase stems from an increase in the fair value of interest SWAP contracts, in the amount of about NIS 35 million (as described in Note 22D to the consolidated financial statements for 2020).

Property, plant and equipment	3,128	2, 665
Most of the increase stems from investments in the Zomet project, in the amount of about NIS 205 million, an increase of about NIS 180 million stemming the first‑time consolidation of the CPV Group, investments in projects under construction in the CPV Group, in the amount of about NIS 106 million, investments in projects involving energy generation facilities located on the consumer’s premises, in the amount of about NIS 20 million, and investments in additional projects in Israel, in the amount of about NIS 21 million.

This increase was partly offset by depreciation expenses in respect of property, plant and equipment in Israel, in the aggregate amount of about NIS 67 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2021 (in millions of NIS) (Cont.)

Category	6/30/2021	12/31/2020	Analysis

Non-Current Assets (Cont.)

Right-of use assets	304	276	Most of the increase derives from the first‑time consolidation of the CPV Group.

Intangible assets	698	5
The increase derives from the first‑time consolidation of the CPV Group. The amount of about NIS 390 million is in respect of an agreement for sale of electricity in the Keenan project, and the amount of about NIS 321 million relates to goodwill created in light of acquisition of the CPV Group.

This increase was partly offset by amortization expenses in respect of intangible assets in the United States, in the amount of about NIS 18 million.

Total non-current assets	6,363	3,345

Total assets	7,286	5,575

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2021 (in millions of NIS) (Cont.)

Category	6/30/2021	12/31/2020	Analysis

Current Liabilities

Current maturities of long-term liabilities	164	149
Most of the increase stems from update of current maturities of loans and debentures in accordance with the repayment schedule in Israel, in the amount of about NIS 65 million. In addition, there was an increase of about NIS 21 million, due to the first‑time consolidation of the CPV Group.

This increase was partly offset by repayment of the senior debt in Israel, in the amount of about NIS 62 million and by repayment of debentures (Series B) of the Company, in the amount of about NIS 11 million.

Trade payables	363	298
Most of the increase derives from an increase in the balance with the Zomet construction contractor, in the amount of about NIS 72 million. There was also an increase of about NIS 18 million due to the first‑time consolidation of the CPV Group, and an increase in the balance due to suppliers in the United States, mainly relating to the Maple Hill project that is under construction, in the amount of about NIS 40 million.

This increase was partly offset by a decrease stemming from a decrease in the balance of Israel Electric Company, in the amount of about NIS 67 million, mainly due to timing differences and a decrease in purchases of electricity from Israel Electric Company.

Payables and other credit balances	65	96
Most of the decrease derives from a decline in expenses payable, in the amount of about NIS 42 million (mainly due to payment of transaction costs relating to acquisition of the CPV Group), and a decrease in the liability to employees in respect of salaries, in the amount of about NIS 3 million.

This decrease was partly offset by an increase, in the amount of about NIS 12 million, due to the first‑time consolidation of the CPV Group.

Short-term derivative financial instruments	54	126
Most of the decrease stems from repayment of hedging transactions that served to hedge the Company’s investment in acquisition of the CPV Group. For additional details – see Note 22D to the consolidated financial statements for 2020.

Current maturities of lease liabilities	56	45
Most of the increase stems from an increase in the balance of Zomet’s liabilities in respect of capitalization fees for the land, in the amount of about NIS 7 million, this being in light of a refund received from Israel Lands Authority in March 2021 (for additional details – see Note 9C(1) to the Interim Statements). In addition, there was an increase of about NIS 3 million due to the first‑time consolidation of the CPV Group.

Current taxes payable	1	–

Total current liabilities	703	714

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

2.	Financial Position as at June 30, 2021 (in millions of NIS) (Cont.)

Category	6/30/2021	12/31/2020	Analysis

Non-Current Liabilities

Long-term loans from banks and others	2,448	1,851
As at June 30, 2021, the balance includes long‑term loans of the CPV Group, in the amount of about NIS 379 million, where the amount of about NIS 177 million, is in respect of a seller’s loan (for additional details – see Note 6 to the Interim Statements), and the amount of about NIS 202 million, is in respect of the Keenan project. In addition, for purposes of acquisition of the CPV Group, a loan was received from the holders of non‑controlling interests, which as at the date of the report amounts to about NIS 176 million. The increase also stems from a withdrawal in the framework of the Zomet Financing Agreement, in the amount of about NIS 75 million, and an increase in the linkage differences in respect of the senior debt of Rotem and Hadera, in the amount of about NIS 21 million. This increase was partly offset by a decrease stemming from update of the current maturities of loans, in the amount of about NIS 54 million.

Debentures	949	952
The decrease stems from update of the current maturities of the debentures (Series B), in the amount of about NIS 11 million. This decrease was partly offset by an increase in the linkage differences in respect of the debentures (Series B), in the amount of about NIS 8 million.

Long-term lease liabilities	43	14	The increase is due to the first‑time consolidation of the CPV Group.

Long-term derivative financial instruments	23	22
As at December 31, 2020, the balance represents mainly the fair value of interest SWAP contracts in the Company. As at June 30, 2021, the balance represents derivative financial instruments in the United States.

Other long-term liabilities	78	2
As at June 30, 2021, the balance represents mainly the obligations recorded as a result of acquisition of the CPV Group, where about NIS 34 million is in respect of an equity compensation benefit for employees of the CPV Group, the amount of about NIS 19 million is in respect of an obligation relating to clearance and removal in the Kennan project and about NIS 22 million relates to deferred liabilities of additional projects in the United States.

Liabilities for deferred taxes, net	367	309
Most of the increase, in the amount of about NIS 31 million, is due to the first‑time consolidation of the CPV Group, and an increase of about NIS 27 million stemming from update of the deferred taxes as a result of recording of deferred taxes relating to temporary differences in Israel.

Total non-current liabilities	3,908	3,150

Total liabilities	4,611	3,864

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2021 (in millions of NIS)

–
The Group’s activities are subject to seasonal fluctuations. For additional details regarding seasonal impacts – see Note 1A to the Interim Statements. It is noted that the second quarter of the year, which is mainly a transitional season, is generally characterized by relatively low demand and prices compared with the summer and winter seasons and performance of periodic maintenance is usually performed in transition seasons. The said seasonal impact also impacted the results of the Company’s activities in Israel and in the United States in the period of the report.

–	The results of active projects in the U.S., except for the Keenan project, are presented in the category “Company’s share in income (losses) of associated companies”.

–
It is noted that the results of the CPV Group are consolidated in the Company Interim Statements commencing from the completion date of the transaction for acquisition of the CPV Group on January 25, 2021. For details regarding the agreement covering acquisition of the CPV Group – see Note 6 to the Interim Statements.

–	For an analysis of proforma data – see Note 8 below.

	For the
	Six Months Ended
Category	6/30/2021	6/30/2020	Analysis

Sales in Israel	650	577	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Sales and provision of services in the U.S.	68	–
The result stems from activities of the CPV Group. Revenues from sale of electricity from the power plant in the Keenan project (which is included in the financial statements) amount to about NIS 39 million, and revenues from provision of management services amount to about NIS 29 million. It is noted that these revenues do not include revenues of projects that are not controlled by the CPV Group that are presented in the results of associated companies.

Cost of sales (less depreciation and amortization) in Israel	479	413	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales (less depreciation and amortization) in the U.S.	36	–
The results stem from activities of the CPV Group. The total cost of sales and provision of services in the U.S. includes expenses in the amount of about NIS 10 million in respect of operating costs and about NIS 26 million in respect of expenses for salaries and provision of services.

Depreciation and amortization in Israel	68	47	Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 20 million, as a result of the commercial operation in July 2020.

Depreciation and amortization in the U.S.	19	–	The result stems from activities of the CPV Group in respect of depreciation in the Keenan project.

Gross profit	116	117

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2021 (in millions of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2021	6/30/2020	Analysis

Administrative and general expenses in Israel	37	26	Most of the increase stems from an increase in salary expenses, in the amount of about NIS 7 million, and insurance costs in Hadera, in the amount of about NIS 4 million.

Administrative and general expenses in the U.S.	66	–
The result stems from activities of the CPV Group. The administrative and general expenses in the U.S. include equity compensation of about NIS 34 million, salary expenses of about NIS 16 million, and office maintenance of about NIS 14 million.

Share in losses of associated companies in Israel	(1)	–

Share in losses of associated companies in the United States	(51)	–
The result stems from acquisition of the CPV Group. The result includes a loss of about NIS 90 million (before taxes) in respect of changes in the fair value of derivative financial instruments relating mainly to hedge agreements on electricity margins of the RPO type. It is noted that the increase in the electricity prices was partly offset by the hedge plan of the CPV Group that was intended to reduce changes in the CPV Group’s gross margin due to changes in the commodity prices. (For additional details regarding the hedge agreements – see Note 7D(3) to the Interim Statements. For additional details regarding the results of associated companies – see Section 6 below and Note 7 to the Interim Statements).

Transaction expenses in respect of acquisition of the CPV Group	2	–

Business development expenses in Israel	1	6	Most of the decrease stems from the start of capitalization of expenses to projects under construction.

Business development expenses in the U.S.	1	–

Other expenses in the U.S.	(39)	–	The result stems from acquisition of the balance of the tax‑equity rights in the Keenan project (for details – see Note 9K(6) to the Interim Statements).

Operating income (loss)	(82)	85

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2021 (in millions of NIS) (Cont.)

	For the
	Six Months Ended
Category	6/30/2021	6/30/2020	Analysis

Financing expenses, net, in Israel	(63)	(47)
Most of the increase stems from interest and linkage differences on Hadera’s senior debt, in the amount of about NIS 20 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction. In addition, the increase stems from interest and linkage differences on debentures, in the amount of about NIS 8 million (mainly as a result of an increase in linkage differences) and an increase in the financing expenses on the senior debt in Rotem, in the amount of about NIS 4 million (including the results of the hedge in respect of the CPI). This increase was partly offset by a decrease in the financing expenses stemming from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 12 million, and financing income recorded in 2021 as a result of interest SWAP contracts (the non‑effective part), in the amount of about NIS 5 million.

Financing expenses, net, in U.S.	(12)	–	The result stems from acquisition of the CPV Group. The financing expenses, net, in the U.S. include mainly interest expenses.

Income (loss) before taxes on income	(157)	38

Taxes on income in Israel	3	16	The decrease derives from lower income in Israel in the first half of 2021 compared with the corresponding period last year.

Tax benefit in the U.S.	(50)	–	The result stems from activities of the CPV Group.

Income (loss) for the period	(110)	22

Income (loss) before taxes on income after eliminating changes in the fair value of derivative financial instruments and unusual expenses in the U.S.	(28)	38

Income (loss) attributable to:

The owners of the Company	(79)	10

Non-controlling interests	(31)	12

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2021 (in millions of NIS)

	For the
	Three Months Ended
Category	6/30/2021	6/30/2020	Analysis

Sales in Israel	300	264	For an explanation regarding the change in the sales in Israel – see Section 5, below.

Sales and provision of services in the U.S.	42	–
The result stems from activities of the CPV Group. Revenues from operation of the power plant in the Keenan project amount to about NIS 23 million, and revenues from provision of management services amount to about NIS 19 million. It is noted that these revenues do not include revenues of projects that are not controlled by the CPV Group that are presented in the results of associated companies.

Cost of sales (less depreciation and amortization) in Israel	238	208	For an explanation regarding the change in the cost of sales – see Section 5, below.

Cost of sales (less depreciation and amortization) in the U.S.	18	–
The result stems from activities of the CPV Group. The total cost of sales and provision of services in the U.S. includes expenses in the amount of about NIS 6 million in respect of operating costs and about NIS 12 million in respect of expenses for salaries and provision of services.

Depreciation and amortization in Israel	34	24	Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 10 million, as a result of the commercial operation in July 2020.

Depreciation and amortization in the U.S.	12	–	The result stems from activities of the CPV Group in respect of depreciation in the Keenan project.

Gross profit	40	32

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2021	6/30/2020	Analysis

Administrative and general expenses in Israel	23	13	Most of the increase stems from an increase in salary expenses, in the amount of about NIS 6 million, and an increase in insurance cost in Hadera, in the amount of about NIS 3 million.

Administrative and general expenses in the U.S.	56	–
The result stems from activities of the CPV Group. The administrative and general expenses in the U.S. include equity compensation expenses, in the amount of about NIS 34 million, salary expenses of about NIS 11 million, and office maintenance of about NIS 11 million.

Share in losses of associated companies in Israel	(1)	–

Share in losses of associated companies in the United States	(13)	–
The result stems from activities of the CPV Group. The result includes a loss of about NIS 43 million (before taxes) in respect of changes in the fair value of derivative financial instruments relating mainly to hedge agreements on electricity margins of the RPO type. It is noted that the increase in the electricity prices was partly offset by the hedge plan of the CPV Group that was intended to reduce changes in CPV’s gross margin due to changes in the commodity prices. (For additional details regarding the hedge agreements – see Note 7D(3) to the Interim Statements. For additional details regarding the results of associated companies – see Section 6 below and Note 7 to the Interim Statements).

Business development expenses in Israel	–	4	Most of the decrease stems from the start of capitalization of expenses to projects under construction.

Business development expenses in the U.S.	(39)	–	The result stems from acquisition of the balance of the tax‑equity rights in the Keenan project (for additional details – see Note 9K(6) to the Interim Statements).

Operating income (loss)	(93)	15

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

3.	Results of operations for the six‑month and three‑month periods ended June 30, 2021 (in millions of NIS) (Cont.)

	For the
	Three Months Ended
Category	6/30/2021	6/30/2020	Analysis

Financing expenses, net, in Israel	(40)	(31)
Most of the increase stems from interest and linkage differences on Hadera’s senior debt, in the amount of about NIS 11 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction. In addition, there was an increase in interest and linkage differences in respect of debentures, in the amount of about NIS 7 million (mainly as a result of an increase in linkage differences) and an increase in interest and linkage differences on the senior debt in Rotem, in the amount of about NIS 4 million (including the results of the hedge in respect of the CPI). This increase was partly offset by a decrease in the financing expenses stemming from the impact of the changes in the shekel/dollar exchange rate, in the amount of about NIS 8 million, and financing income recorded in 2021 as a result of interest SWAP contracts (the non‑effective part), in the amount of about NIS 5 million.

Financing expenses, net, in U.S.	(17)	–
The result stems from activities of the CPV Group. The financing expenses, net, in the U.S. include mainly interest expenses, in the amount of about NIS 6 million and expenses from exchange rate differences, in the amount of about NIS 11 million.

Loss before taxes on income	(150)	(16)

Tax benefit in Israel	(6)	–	The tax benefit derives from lower results in Israel in the second quarter of 2021 compared with the corresponding period last year.

Tax benefit in the U.S.	(34)	–	The result stems from activities of the CPV Group.

Loss for the period	(110)	(16)

Loss before taxes on income after eliminating changes in the fair value of derivative financial instruments and unusual expenses in the U.S.	(68)	(16)

Gain (loss) attributable to:

The owners of the Company	(86)	(18)

Non-controlling interests	(24)	2

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA

The Company defines EBITDA as earnings (losses) before depreciation and amortization, changes in the fair value of derivative financial instruments, net financing expenses or income and taxes on income. EBITDA is not recognized under IFRS or under any other generally accepted accounting standards as an indicator for the measurement of financial performance and should not be considered a substitute for profit or loss, cash flows from operating activities or other terms of operational performance or liquidity prescribed under IFRS.

EBITDA is not intended to represent monies that are available for distribution of dividends or other uses, since such monies may be used for servicing debt, capital expenditures, working capital and other liabilities. EBITDA is characterized by limitations that impair its use as an indicator of the Company’s profitability, since it does not take into account certain costs and expenses deriving from the Company’s business, which could materially affect its net income, such as financing expenses, taxes on income and depreciation.

The Company believes that the EBITDA data provides transparent information that is useful to investors in examining the Company’s operating performances and in comparing them against the operating performance of other companies in the same sector or in other sectors with different capital structures, debt levels and/or income tax rates. This data item is also used by Company management when examining the Company’s performance.

Set forth below is a calculation of the EBITDA data item for the periods presented. Other companies may calculate the EBITDA differently. Therefore, the EBITDA presentation herein may differ from those of other companies.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Calculation of the EBITDA (in millions of NIS):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2021	2020	2021	2020

Sales	718	577	342	264
Cost of sales (less depreciation and amortization)	(515)	(413)	(256)	(208)
Administrative and general expenses (less depreciation
and amortization)	(100)	(25)	(78)	(12)
Transaction expenses relating to acquisition of the
CPV Group	(2)	–	–	–
Business development expenses	(2)	(6)	(1)	(4)
Other expenses	(39)	–	(39)	–
Consolidated EBITDA*	60	133	(32)	40
Proportionate EBITDA of associated companies**	144	–	86	–
EBITDA (Total consolidated and the proportionate
amount of associated companies)	204	133	54	40
Elimination of non-recurring expenses, net[48]	41	–	39	–
EBITDA (Total consolidated and the proportionate
amount of associated companies) after elimination
of non-recurring expenses	245	133	93	40

*
Presented on the basis of 100% of the companies the financial results of which are consolidated in the Company’s financial statements and commencing from the completion date of the acquisition of the CPV Group on January 25, 2021 (as stated in Section 1 above the Company does not hold full ownership of Rotem and the CPV Group).

**
Presented based on the rate of the holdings of the CPV Group in the associated companies commencing from the completion date of the acquisition of the CPV Group on January 25, 2021. For detail of the results of the associated companies – see Section 6 below.

[48]
Non‑recurring expenses, in the amount of about NIS 39 million, in the three‑month period ended June 30, 2021, and an additional expense of about NIS 2 million, in the six‑month period ended June 30, 2021, are in respect of a loss recorded in light of acquisition of the balance of 30% of the rights in the Keenan project from a Tax Equity partners (for details – see Note 9A(6) to the Interim Statements) and relating to costs incurred in respect of the transaction for acquisition of the CPV Group (for additional details regarding the transaction – see Note 6 to the Interim Statements), respectively.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

4.	EBITDA (Cont.)

Set forth below is the EBITDA data net of non‑recurring revenues of the subsidiaries the results of which are consolidated in the Company’s financial statements (in millions of NIS), which are presented based on 100%.

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2021	2020	2021	2020

Rotem	139	151	48	51
Hadera	10	(4)	–	(3)
Keenan***	25	–	15	–
Others (less non‑recurring expenses)	(73)	(14)	(56)	(8)
Total	101	133	7	40

***	Commencing from the date completion date of the acquisition of the CPV Group on January 25, 2021.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel

Set forth below is detail of the Company’s revenues from sales in Israel (in NIS millions):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2021	2020	2021	2020

Revenues from sale of energy generated to private
customers that was generated and/or purchased from
other generators[49] (1)	435	405	195	180
Revenues from sale of energy purchased at the TAOZ
for private customers (2)	16	12	7	11
Revenues from private customers in respect of
infrastructures services (3)	138	119	68	59
Revenues from sale of energy to the System
Administrator (4)	33	12	17	1
Revenues from sale of steam	28	29	13	13
Total revenues	650	577	300	264

In Israel, the Company’s net revenues from the sale of electricity to its private customers stem from electricity sold at the generation component tariffs, as published by the Electricity Authority, with a certain discount from the tariff. The weighted‑average generation component tariff for 2021, as published by the Electricity Authority, is NIS 0.2526 per KW hour. This weighted‑average is attributed to the mix of consumption in the market, which differs from that of the customers of Rotem and Hadera. In 2020, the weighted‑average of the generation component tariff was NIS 0.2678 per KW hour. In addition, the Company’s revenues from sale of steam are linked partly to the price of gas and partly to the Consumer Price Index. The reduction in the generation component has had a negative impact on the Company’s income in 2021 compared with 2020.

For the six‑month periods ended June 30, 2021 and 2020:

(1)
The increase stems from sales to private customers due to the commercial operation of the Hadera Power Plant, in the amount of about NIS 53 million. On the other hand, there was a decrease, in the amount of about NIS 23 million, due to a decline in the generation component tariff.

(2)
The increase stems from revenues from sale of energy purchased during the maintenance of the Hadera Power Plan for its customers, in the amount of about NIS 7 million. On the other hand, there was a decrease in sales of energy purchased for Rotem’s customers, in the amount of about NIS 3 million.

(3)
The increase derives from an increase in sales to private customers, in the amount of about NIS 23 million, due to the commercial operation of the Hadera Power Plant. On the other hand, there was a decrease, in the amount of about NIS 4 million, due to a decline in the infrastructure tariffs in 2021.

(4)
Most of the increase is due to sale of energy at a cogeneration tariff of the Hadera Power Plant to the System Administrator, in the amount of about NIS 23 million. On the other hand, there was a decrease in sale of energy to the System Administrator from Rotem, in the amount of about NIS 3 million.

[49]	Including during load reductions.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

For the three‑month periods ended June 30, 2021 and 2020:

(1)
The increase stems from sales to private customers due to the commercial operation of the Hadera Power Plant, in the amount of about NIS 20 million, and an increase in sales to private customers from energy generated by the Rotem Power Plant, in the amount of about NIS 12 million, due to an increase in the plant’s the availability (capacity). On the other hand, there was a decline, in the amount of about NIS 11 million, due to a decline in the generation component tariff, and a decline of about NIS 6 million due a decrease in the consumption of Rotem’s customers.

(2)
The decrease stems from revenues from sale of energy purchased for Rotem’s customers, in the amount of about NIS 7 million. On the other hand, there was an increase in sales of energy purchased during the maintenance for customers of the Hadera Power Plant, in the amount of about NIS 3 million.

(3)
The increase derives from an increase in sales to private customers, in the amount of about NIS 11 million, due to the commercial operation of the Hadera Power Plant. On the other hand, there was a decrease of about NIS 1 million due to a decline in the infrastructure tariffs in 2021, and a decline of about NIS 1 million deriving from the scope of consumption of customers of Rotem’s power plant.

(4)
Most of the increase is due to sale of energy at a cogeneration tariff of the Hadera Power Plant to the System Administrator, in the amount of about NIS 14 million, and an increase of about NIS 2 million from sales to the System Administrator from the Rotem Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

Set forth below is detail of the Company’s cost of sales in Israel (less depreciation and amortization) broken down into the following components (in NIS millions):

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2021	2020	2021	2020

Gas and diesel oil (1)	254	225	128	102
Expenses to IEC for infrastructure services and
purchase of electricity (2)	167	145	81	84
Gas transmission costs	17	16	9	8
Operating expenses (3)	41	27	20	14
Total cost of sales (less depreciation and
amortization)	479	413	238	208

For the six‑month periods ended June 30, 2021 and 2020:

(1)
There was an increase in the gas expenses, in the amount of about NIS 34 million, due to the commercial operation of the Hadera Power Plant and an increase in the gas consumption by the Rotem Power Plant, in the amount of about NIS 9 million, deriving from an increase in the quantity generated at the power plant as a result of a decline in the scope of the load reductions and an increase in the plant’s capacity. On the other hand, there was a decrease, in the amount of about NIS 14 million, in the gas price as a result a decline in the exchange rate of the dollar.

(2)
An increase in the infrastructure expenses as a result of the commercial operation of the Hadera Power Plant, in the amount of about NIS 23 million, and an increase in the scope of energy purchases, in the amount of about NIS 19 million, mainly during maintenance of the Hadera power plant. On the other hand, there was a decrease in the scope of the energy purchased, in the amount of about NIS 17 million, due to a decrease in the scope of the load reductions in the Rotem Power Plant, and a decrease of about NIS 4 million, due to infrastructure expenses in Rotem.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

5.	Additional data regarding activities in Israel (Cont.)

For the tree‑month periods ended June 30, 2021 and 2020:

(1)
There was an increase in the gas expenses, in the amount of about NIS 19 million, due to the commercial operation of the Hadera Power Plant and an increase in the gas consumption by the Rotem Power Plant, in the amount of about NIS 14 million, deriving from an increase in the quantity generated by the plant as a result of a decline in the scope of the load reductions and an increase in the plant’s capacity compared with the corresponding period last year. On the other hand, there was a decrease, in the amount of about NIS 7 million, deriving from a reduction in the gas price as a result a decline in the exchange rate of the dollar.

(2)
An increase in the infrastructure expenses as a result of the commercial operation of the Hadera Power Plant, in the amount of about NIS 11 million, and an increase in the scope of energy purchases, in the amount of about NIS 9 million, mainly during maintenance of the Hadera power plant. On the other hand, there was a decrease in the scope of the energy purchased, in the amount of about NIS 22 million, due to a decline in the scope of the load reductions in the Rotem Power Plant and an increase in the plant’s capacity, along with a decrease of about NIS 2 million, due to infrastructure expenses in Rotem.

(3)	Most of the increase stems from current operating costs due to the commercial operation of the Hadera Power Plant.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Set forth below is the EBITDA data of the power plants that are operating commercially. For explanations of the results – see Section 3 above. The EBITDA data presented below is based on results in accordance with IFRS and are presented in millions of NIS.

	EBITDA		Proportionate	Proportionate
	for the		EBITDA for	EBITDA for
	six-month	Rate of	the six-month	the period from
	period ended	holdings	period ended	January 25, 2021
	June 30	of the	June 30	and up to
	2021	CPV Group	2021	June 30, 2021

Fairview	120	25%	30	24
Towantic	199	26%	52	44
Maryland	52	25%	13	11
Shore	101	37.53%	37	32
Valley	77	50%	39	35
Keenan	29	100%	*29	22
Total active plants in the U.S.	578		200	168

	EBITDA
	for the
	three-month	Rate of	EBITDA for
	period ended	holdings	the three-month
	June 30	of the	period ended
	2021	CPV Group	June 30, 2021

Fairview	51	25%	13
Towantic	88	26%	23
Maryland	15	25%	4
Shore	46	37.53%	16
Valley	63	50%	32
Keenan	15	100%	15
Total active plants in the U.S.	278		103

* Reflects 100% of the results of the Keenan project.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

6.	Additional data regarding activities in the United States (Cont.)

Comments regarding the results in the United States

1.
As noted, the second quarter of the year, which is mainly a transitional season, is generally characterized by relatively low demand and prices compared with the summer and winter seasons and performance of periodic maintenance is usually performed in transition seasons. The said seasonal impact also impacted the results of the CPV Group in the period of the report.

2.
It is noted that in the period of the report the results of wind power plant (Keenan) and its activities were impacted by difficult weather conditions in February due to the Uri storm and weak wind conditions compared to the average on certain days in this period.

3.
During the period of the report and up to its submission date, there were a number of shutdowns for purposes of maintenance (planned and unplanned) at the Fairview, Maryland and Valley power plants during 21 days, 28 days and 38 days, respectively, during which time the activities of the power plants were suspended.

4.
The impact of the increase in the energy prices in the period of the report, as noted in Section 4 above (Main Developments in the Business Environment and in the Company’s Activities in the United States), was offset cumulatively by CPV’s hedge plans.

5.
As stated in Section 4, above (Main Developments in the Business Environment and in the Company’s Activities in the United States), on June 1, 2021 the capacity tariffs from the 2021–2022 capacity year entered into effect.

Set forth below is a comparison of the data, for the six months and three months ended June 30, 2020, of the active projects of the CPV Group, in accordance with the rates of holdings of the CPV Group in the projects. The EBITDA data below is based on the results in accordance with U.S. GAAP (in 2020 CPV prepared its financial statements in accordance with U.S. GAAP), for the six-month and three-month periods ended June 30, 2021 and 2020 (in millions of NIS).

	For the
	Six Months Ended		Three Months Ended
	June 30		June 30
	2021	2020	2021	2020

Fairview	27	23	11	10
Towantic	48	48	21	22
Maryland	10	13	2	6
Shore	32	33	13	17
Valley	35	44	30	39
Keenan*	24	4	14	2
Total active plants in the U.S.	176	165	91	96

*
In the first and second quarters of 2021, the rates of holdings in Keenan were 70% and 100%, respectively (in light of the reversal of the Tax Equity – see explanation in Footnote 21 of the Report), whereas the in the first half of 2020 the rate of holdings was 10%.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions)

	For the
	Six Months Ended
Category	6/30/2021	6/30/2020	Analysis

Cash flows provided by operating activities	186	178
Most of the increase stems from dividend income from associated companies, in the amount of about NIS 23 million, due to the activities of the CPV Group, and there was an increase in working capital, in the amount of about NIS 24 million. On the other hand, there was a decrease in current operating activities, in the amount of about NIS 38 million.

Cash flows used in investing activities	(531)	(342)
Most of the increase derives from acquisition of the CPV Group, in the amount of about NIS 2,140 million, and investments in projects under construction in the CPV Group, in the amount of about NIS 120 million. In addition, there was an increase, in the amount of about NIS 43 million, relating to investments in associated companies.

This increase was partly offset by a decrease deriving from release of short‑term deposits, net, in the amount of about NIS 1,607 million, release of restricted cash, net, in the amount of about NIS 220 million, a decrease in in investments the Zomet project, in the amount of about NIS 137 million, a receipt, in the amount of about NIS 150 million, in respect of repayment of partnership capital mainly due to sale of part of the holdings of the CPV Group in the Three Rivers project (for details – see Note 7A to the interim statements).

Cash flows provided by financing activities	716	284
Most of the increase, in the amount of about NIS 702 million, stems from investments of holders of non-controlling interests in the CPV Group and issuance of shares, in the net amount of about NIS 346 million, in 2021. In addition, in the corresponding period in 2020 the Company acquired non‑controlling interests in Zomet, in the amount of about NIS 26 million.

This increase was partly offset by payment of a loan in the CPV Group, in the amount of about NIS 163 million, and acquisition of the balance of the tax‑equity rights in the Keenan project, in the amount of about NIS 82 million. For additional details – see Note 9K(6). Also, in the corresponding period in 2020 the Company issued debentures (Series B), in the amount of about NIS 396 million.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

	For the
	Three Months Ended
Category	6/30/2021	6/30/2020	Analysis

Cash flows provided by operating activities	108	95
Most of the increase stems from dividend income from associated companies, in the amount of about NIS 14 million, as a result of the activities of the CPV Group, along with an increase in working capital, in the amount of about NIS 32 million. On the other hand, there was a decrease in the current activities, in the amount of about NIS 33 million.

Cash flows used in investing activities	(155)	(31)
Most of the increase derives from investments in projects under construction in the CPV Group, in the amount of about NIS 108 million, an increase, in the amount of about NIS 43 million, relating to investments in associated companies, and an increase in investments in the Zomet project, in the amount of about NIS 11 million. This increase was partly offset by a decrease deriving from release of short‑term deposits, net, in the amount of about NIS 25 million, and a receipt, in the amount of about NIS 14 million, in respect of repayment of partnership capital in the United States.

Cash flows provided by (used in) financing activities	(96)	161
Most of the increase in the cash used in financing activities stems from acquisition of the balance of the tax‑equity rights in the Keenan project, in the amount of about NIS 82 million (for additional details – see Note 9K(6) to the Interim Statements), and repayment of a loan, in the amount of about NIS 15 million. Also, in the second quarter of 2020 the Company issued debentures (Series B), in the amount of about NIS 396 million. This increase was partly offset by a decrease in current repayments of debentures, in the amount of about NIS 22 million. In addition, in the second quarter of 2020 the Company repaid short‑term loans, in the amount of about NIS 219 million.

As at June 30, 2021, there are no warning signs in accordance with Regulation 10(B)(14) of the Reporting Regulations that require publication of a “forecasted cash flow” statement by the Company.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following table details the debt, cash and cash equivalents, deposits, debt service reserves and restricted cash, as at June 30, 2021 (in millions of NIS) of the Company and its subsidiaries:

			Debt service	Other
	Debt (including	Cash and cash	reserves (out of	restricted
	interest payable)	equivalents	restricted cash)*	cash

The Company	977	307	–	15
Rotem	1,064	122	83	48
Hadera	691	1	45	4
Zomet	259	53	–	–
Others in Israel	1	33	–	–
Keenan	223	5	–	–
Maple Hill	–	10	–	–
Others in the United States	354	100	–	1
Total	3,569	631	128	68

*	Including funds serving for guarantee of the debt.

Main changes in the six‑month period ended June 30, 2021:

(1)	The Company:

A.
Investments in subsidiaries and associated companies – the Company invested about NIS 1,639 million in acquisition of the CPV Group, about NIS 26 million in acquisition of Gnrgy, about NIS 85 million in the Zomet project, about NIS 7 million in the Hadera project, about NIS 11 million in the Sorek 2 project, and about NIS 20 million in various other generation facilities.

B.	The Company issued shares for a net consideration of about NIS 346 million.

C.	The Company repaid the amount of about NIS 10 million of the principal of the debentures (Series B).

(2)	Rotem repaid the amount of about NIS 47 million of the principal of its loans.

(3)	Hadera repaid the amount of about NIS 14 million of the principal of its loans.

(4)	Zomet withdrew about NIS 75 million from the long‑term loans framework in accordance with its financing agreement.

(5)	Keenan repaid the amount of about NIS 16 million (about $5 million) out of its loan principal.

(6)	Others in the United States:

A.	OPC Power Ventures LP received a loan from holders in non‑controlling interests, in the amount of about NIS 166 million.

B.	For details regarding receipt and payment of a seller’s loan that was received by the CPV Group as part of the acquisition agreement – see Note 6 and Note 7A to the interim statements.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

The following data includes balances as at June 30, 2021, presented in millions of New Israeli Shekels and representing the share of the CPV Group in the debt, cash and cash equivalents, deposits and debt‑service reserves and restricted cash of the associated companies:

	Rate of holdings		Cash and	Other
	of the	Debt (including	cash equivalents	restricted
Project	CPV Group	interest payable)	and deposits*	cash

Fairview	25%	516	1	42
Towantic	26%	511	5	56
Maryland	25%	309	1	32
Shore	37.53%	606	1	127
Valley	50%	998	–	159
Three Rivers	10%	169	–	72
Total		3,109	8	488

(*)	Including balances of restricted cash that serve for financing the current ongoing activities of the associated companies.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at December 31, 2020 (in millions of NIS) of the Company and its subsidiaries:

			Debt service	Other
	Debt (including	Cash and cash	reserves (out of	restricted
	interest payable)	equivalents	restricted cash)*	cash

The Company	980	1,644	25	232
Rotem	1,097	122	78	48
Hadera	698	2	44	11
Zomet	184	35	–	–
Others	1	4	–	–
Total	2,960	1,807	147	291

*	Including funds serving for guarantee of the debt.

The following table details the debt, cash and cash equivalents, deposits and debt service reserves, as at June 30, 2020 (in millions of NIS) of the Company and its subsidiaries:

			Debt service	Other
	Debt (including	Cash and cash	reserves (out of	restricted
	interest payable)	equivalents	restricted cash)*	cash

The Company	666	309	67	182
Rotem	1,142	136	137	–
Hadera	715	54	–	12
Zomet	25	4	–	–
Others	1	1	–	–
Total	2,549	504	204	194

*	Including funds serving for guarantee of the debt.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Liquidity and sources of financing (in NIS millions) (Cont.)

As at the date of the Report, the Company and the investee companies were in compliance with all the financial covenants stipulated in their financing agreements and trust certificates. Set forth below is detail of the Company’s financial covenants for breach based on the actual results of the activities (material loans)50:

As at June 30, 2021

Covenants applicable to the Company in connection with the trust certificate for the Company’s debentures (Series B)
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA may not exceed 13	7.9
Minimum shareholders’ equity of NIS 250 million	NIS 2,117 million
A ratio of shareholders’ equity to total assets at a rate of not less than 17%	67%

Covenants applicable to the Company under additional credit frameworks of the Company
The ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet started to produce EBITDA and
the adjusted EBITDA may not exceed 12	7.9
Minimum shareholders’ equity of NIS 1,200 million	NIS 2,117 million
The ratio of shareholders’ equity to total assets may not drop below 40%	67%
The historical debt coverage ratio may not drop below 1.20:1	1.60:1

Covenants applicable to the Company in connection with the agreement for investment of equity in Hadera
The Company’s shareholders’ equity, up to the end of the warranty period of
the construction contractor may not drop below NIS 250 million	NIS 2,117 million
The ratio of the Company’s shareholders’ equity to total assets may not drop
below 20%	67%
From the commercial operation date of Hadera up to the end of the warranty
period of the construction contractor, the balance of the cash may not drop below	Cash balance higher
NIS 50 million or a bank guarantee in the amount of NIS 50 million	than NIS 50 million

Covenants applicable to Rotem
ADSCR (in the preceding 12 months) of not less than 1.1	1.64

Covenants applicable to Shore
Historical debt service coverage ratio (DSCR) (in the preceding 12 months) of
not less than 1.1	1.80

[50]	For a description of the material financial covenants of the Company and the subsidiaries – see Section 10.3 (Description of the Company’s Business) in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

8.	Explanations of the Board of Directors for the interim proforma data

Set forth below is data taken from the proforma interim financial statements for the six‑month and three‑month periods ended June 30, 2021 and June 30, 2020 (together – “the Proforma Periods”). The proforma interim financial statements were prepared in accordance with the provisions of Regulation 9A of the Reporting Regulations, and they relate to acquisition of the control of the CPV Group. The proforma interim financial statements are intended to retroactively reflect the consolidated results of the Company’s operations and the statement of other comprehensive income for the Proforma Periods under the assumption that the acquisition transaction had been completed on January 1, 2018 based on the actual results of operations as received from the CPV Group – this being based on the assumptions detailed in Note 3 to the proforma interim financial statements. These explanations should be read carefully together with the proforma interim financial statements attached to this report. It is clarified that the proforma statements do not reflect the Company’s actual results but, rather, they were prepared in order to provide additional information – this being on the basis of various assumptions and estimates as detailed in the proforma statements. The data is presented in millions of New Israeli Shekels.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Six Months
	Ended June 30
Category	2021 Proforma	2020 Proforma	Analysis

Sales and services	733	622
In the activities in the United States, the increase, in the amount of about NIS 45 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 6 million as a result of a decline the exchange rate of the dollar.

For an explanation regarding the change in the sales in the activities in Israel – see Section 5 above.

Cost of sales and services (less depreciation and amortization)	518	445
Most of the increase in the activities in the United States, in the amount of about NIS 10 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 3 million, as a result of a decline the exchange rate of the dollar.

For an explanation regarding the change in the cost of sales in the activities in Israel – see Section 5 above.

Depreciation and amortization	90	49
Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 20 million, due to the commercial operation in July 2020. In addition, an increase of about NIS 20 million stemming from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 1 million, as a result of the decline in the dollar exchange rate.

Gross profit	125	128

Administrative and general expenses	110	48
In the activities in Israel, most of the increase stems from an increase in salary expenses, in the amount of about NIS 7 million, and an increase in professional fees in the amount of about NIS 4 million.

In the activities in the United States, most of the increase stems from equity compensation expenses, in the amount of about NIS 34 million, and an increase in the expenses to consultants and salary expenses, in the amount of about NIS 10 million, and an increase of about NIS 6 million deriving from the first‑time consolidation of Keenan in the fourth quarter of 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Six Months
	Ended June 30
Category	2021 Proforma	2020 Proforma	Analysis

Share in income (losses) of associated companies	(48)	29
Due to the improvement in the prices of the associated companies, there was a decrease caused by revaluation of derivative financial instruments (that were designated for an economic hedge), in the amount of about NIS 56 million. It is noted that the increase in the electricity margins was partly offset by the hedge plan of the CPV Group that was intended to reduce changes in the CPV Group’s gross margin due to changes in commodity prices. In addition, in the first half of 2020, the CPV Group recorded equity income in respect of the Keenan project, in the amount of about NIS 34 million were recorded, due to the impacts of application of an agreement with a tax investor. On the other hand, there was an increase in the results, in the amount of about NIS 17 million, due to a decline the exchange rate of the dollar and amortization of excess cost.

Business development expenses	2	10	Most of the decrease stems from a decline in the scope of the business development activities.

Other expenses	(39)	–	The result derives from acquisition of the balance of the tax‑equity rights in the Keenan project (for details – see Note 9K(6) to the Interim Statements).

Operating income (loss)	(74)	99

Financing expenses, net	71	69
Most of the increase stems from the financing expenses on Hadera’s senior debt, in the amount of about NIS 20 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction. This increase was partly offset by a decline in the financing expenses deriving from the impact of the changes in the dollar/shekel exchange rate, in the amount of about NIS 18 million.

Income (loss) before taxes on income	(145)	30

Taxes on income (tax benefit)	(42)	15	The decrease derives from lower income in the first six months of 2021 compared with the corresponding period last year.

Income (loss) for the period	(103)	15

Income (loss) before taxes on income less changes in the fair value of derivative financial instruments and unusual expenses in the United States	(13)	69

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

8.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Three Months
	Ended June 30
Category	2021 Proforma	2020 Proforma	Analysis

Sales and services	342	286
In the activities in the United States, the increase, in the amount of about NIS 23 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 3 million as a result of a decline the exchange rate of the dollar.

For an explanation regarding the change in the sales in the activities in Israel – see Section 5 above.

Cost of sales and services (less depreciation and amortization)	256	222
Most of the increase in the activities in the United States, in the amount of about NIS 5 million, stems from the first‑time consolidation of Keenan in the fourth quarter of 2020. On the other hand, there was a decrease of about NIS 1 million, as a result of a decline the exchange rate of the dollar.

For an explanation regarding the change in the cost of sales in the activities in Israel – see Section 5 above.

Depreciation and amortization	46	25
Most of the increase stems from depreciation expenses of the Hadera Power Plant, in the amount of about NIS 10 million, due to the commercial operation in July 2020. In addition, there was an increase of about NIS 11 million stemming from the initial consolidation of Keenan in the fourth quarter of 2020.

Gross profit	40	39

Administrative and general expenses	79	24
In the activities in Israel, most of the increase stems from an increase salary expenses, in the amount of about NIS 7 million, and from an increase in professional services, in the amount of about NIS 3 million.

In the activities in the United States, most of the increase stems from equity compensation expenses, in the amount of about NIS 34 million, an increase in expenses to consultants and salary expenses, in the amount of about NIS 8 million, and an increase of about NIS 3 million stemming from the first‑time consolidation of Keenan in the fourth quarter of 2020.

Share in losses of associated companies	(14)	(71)
Most of the decline in the losses of associated companies stems from a decrease in the losses from revaluation of derivative financial instruments (that were designated for an economic hedge), in the amount of about NIS 62 million, amortization of excess cost (mainly in respect of loans), in the amount of about NIS 14 million, and a decrease of about NIS 2 million due to a decline the exchange rate of the dollar. On the other hand, in the corresponding quarter in 2020, the CPV Group recorded equity income in respect of the Keenan project, in the amount of about NIS 19 million, due to the impacts of application of an agreement with a tax investor.

OPC Energy Ltd.
Report of the Board of Directors
Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

7.	Explanations of the Board of Directors for the interim proforma statements (in millions of NIS) (Cont.)

	For the Three Months
	Ended June 30
Category	2021 Proforma	2020 Proforma	Analysis

Business development expenses	1	6	Most of the decrease stems from a decline in the business development activities.

Other income	(39)	–	The result derives from acquisition of the balance of the tax‑equity rights in the Keenan project (for details – see Note 9K(6) to the Interim Statements).

Operating loss	(93)	(62)

Financing expenses, net	57	57
Most of the increase stems from interest and linkage differences on Hadera’s senior debt, in the amount of about NIS 11 million (including the results of the hedge of linkage to the CPI), as a result of the commercial operation of the Hadera Power Plant and discontinuance of capitalization of the financing expense to the cost of the asset under construction. In addition, there was an increase in interest and linkage differences in respect of debentures, in the amount of about NIS 4 million (mainly as a result of an increase in linkage differences), and an increase in interest and linkage differences on Rotem’s senior debt, in the amount of about NIS 4 million (including the results of the hedge of linkage to the CPI). This increase was partly offset by a decline in the financing expenses deriving from the impact of the changes in the dollar/shekel exchange rate, in the amount of about NIS 13 million, and financing income was recorded in 2021 as a result of interest SWAP contracts (the non‑effective part), in the amount of about NIS 5 million.

Loss before taxes on income	(150)	(119)

Tax benefit	(40)	(26)

Loss for the period	(110)	(93)

Loss before taxes on income less changes in the fair value of derivative financial instruments and unusual expenses in the United States	(67)	(13)

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

9.	Significant Events in the Period of the Report and Thereafter

For details – see Section 1 above and Section 13 below and Notes 1, 6, 7, 8, 9 and 10 to the Interim Statements.

10.	Outstanding Liabilities by Maturity Dates

For details regarding the Company’s outstanding liabilities – see the Immediate Report regarding outstanding liabilities by maturity dates that is published by the Company concurrent with publication of this report.

11.	Debentures (Series B)

Set forth below are details regarding the Company’s debentures (Series B):

Name of the series	Series B
Issuance date	April 26, 2020
Total nominal value on the date of issuance (including expansion of the series made in October 2020)	NIS 956 million par value
Nominal value on the date of the report	NIS 946 million par value
Nominal value after revaluation based on the linkage terms	NIS 946 million par value
Amount of the interest accrued as included in the financial statements as at June 30, 2021	–
The fair value as included in the financial statements as at June 30, 2021	About NIS 1,101 million.
Stock market value on June 30, 2021	About NIS 1,101 million.
Type of interest and interest rate	Fixed annual interest at the rate of 2.75%.
Principal payment dates	16 unequal semi-annual payments, to be paid on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
Interest payment dates
The interest on the outstanding balance as it will be from time to time on the principal of the debentures (Series B) is payable commencing from September 2020 twice a year (except for 2020) on September 30, 2020, and on March 31 and September 30 of each of the years from 2021 to 2028 (inclusive).
The interest payments are to be made for the period of six months that ended on the last day prior to the relevant interest payment date, except for the first interest payment that is to be made on September 30, 2020, and is to be paid for the period that commenced on the first trading day after the tender date of the debentures (Series B) and that ends on the last day prior to the said payment date, and is to be calculated based on the number of days in the said period and on the basis of 365 days per year.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

11.	Debentures (Series B) (Cont.)

Set forth below are details regarding the Company’s debentures (Series B): (Cont.)

Linkage basis and terms
The principal of the debentures (Series B) and the interest thereon are linked to the increase in the Consumer Price Index (CPI) against the CPI for March 2020 that was published on April 15, 2020. The linkage terms will not be changed during the period of the debentures.

Are they convertible into another security	No.
Right of the Company to make early repayment	The Company has the right to make early repayment pursuant to the conditions in the trust certificate.
Was a guarantee provided for payment of the Company’s liabilities based on the debentures	No.
Name of trustee	Reznik Paz Nevo Trustees Ltd.
Name of the party responsible for the series of liability certificates with the trustee	Michal Avatlon and/or Hagar Shaul
Contact information	Address: 14 Yad Harutzim St., Tel‑Aviv
Telephone: 03–6389200 Fax: 03–6389222 E–mail: Michal@rpn.co.il
Rating of the debentures since the issuance date
Rating of ilA– by S&P Global Ratings Maalot Ltd. (“Maalot”) from February 2020 which was reconfirmed in October 2020 in connection with expansion of the series. In July 2021, the rating was reconfirmed.
See the Company’s Immediate Reports dated February 28, 2020 (Reference No.: 2020‑01‑017383), April 20, 2020 (Reference No.: 2020‑01‑035221), October 3, 2020 (Reference No.: 2020‑01‑107493) and October 4, 2020 (Reference No.: 2020‑01‑107604), which are included by means of reference.

Pledged assets
None.
There is a future commitment that the Company will not create a general floating lien on its assets and rights, existing and future, in favor of any third party without the conditions stipulated in the trust certificate being fulfilled.

Is the series material	Yes.

The Company is in compliance with all the conditions of the Company’s debentures (Series B) and the trust certificates. The Company was not required to take any action in accordance with the request of the trustees for the said debentures.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

12.	Corporate Governance

Contributions

As part of the Company’s policies with respect to contributions, in the period of the report the Company paid NIS 1,000 thousand to the Matan – Investing in the Community Society, NIS 150 thousand to Nirim and NIS 145 thousand to Rahashay Lev.

13.	Update of the Periodic Report for 2020 regarding the Company’s Business[51]

In addition to that stated in this report, presented below are significant updates and/or changes with respect to the Company’s business, which occurred since the signing date of the Company’s Periodic Report for 2020, on March 24, 2021 and up to publication of this Report:

13.1	Section 2 to Part A of the Periodic Report for 2020

A.
For details regarding an agreement for acquisition of shares of the Gnrgy company, which is engaged in the area of charging services for electric vehicles (e‑mobility) and construction of charging posts for electric vehicles and with respect to signing a shareholders’ agreement with Gnrgy’s founder, Mr. Ran Aluya, including in connection with a purchase (“call”) option granted to the Company by the developer, as stated, and for details regarding Gnrgy and the area of its activities – see the Company’s Immediate Report dated April 13, 2021 (Reference No.: 2021‑01‑062613), which is included by means of reference. In addition, for details regarding fulfillment of preconditions for completion of the transaction, amendment of the acquisition agreement and completion of the transaction for acquisition of about 27% of the shares of Gnrgy, including with reference to the additional closing for the transaction that was set for up to December 15, 2021 – see the Company’s Immediate Report dated May 10, 2021 (Reference No.: 2021‑01‑081177).

B.
For details regarding an undertaking in agreements for construction, supply of equipment and long‑term maintenance in connection with Sorek 2 – see the Company’s Immediate Report dated June 27, 2021 (Reference No.: 2021‑01‑043576).

C.
On July 19, 2021, the Company published a slide presentation to investors including a brief review of the market trends in the Company’s activity areas with reference to the ESG aspects and the developments in the Company’s activities, including the business plan, which includes these aspects, as well as in connection with examination of the possibility of issuing new debentures of the Company. For details – see the Company’s Immediate Reports dated July 19, 2021 (Reference Nos.: 2021‑01‑054382 and 2021‑01‑054892).

[51]
Update of the Company’s Business including in this Report of the Board of Directors was prepared in accordance with Regulation 39A of the Reporting Regulations, and includes significant changes or new items that occurred in the Company’s business from the publication date of the Periodic Report for 2020 and up to the publication date of this Report. It is noted that in some of the case an additional description was provided in order to present a more comprehensive picture of the matter addressed. The reference to Immediate Reports as part of this Report includes the information included in the said Immediate Reports by means of reference.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.2	Section 9.6 to Part A and Regulation 21 to Section D of the Periodic Report for 2020

On April 29, 2021, the Company published a Report Summoning a General Meeting, where on its Day’s Agenda is: (1) update of the remuneration policy for officers of the Company; and (2) update of the service and employment conditions of Mr. Giora Almogy as the Company’s CEO, in accordance with the Company’s updated remuneration policy, subject to its approval. On June 15, 2021, the General Meeting of the Company’s shareholders approved the proposed decisions. For details – see the Company’s Immediate Reports, including in connection with postponement of the date of the General Meeting and the results of the General Meetings held on April 29, 2021, May 24, 2021, June 6, 2021 and June 16, 2021 (Reference Nos.: 2021‑01‑074751, 2021‑01‑029674, 2021‑01‑035761, and 2021‑01‑101847, as applicable); regarding the Material Private Offer Report in connection with granting of options to the Company’s CEO, in the language of the Report Summoning a General Meeting, as stated above – see the Company’s Immediate Report dated April 29, 2021 and the supplemental Report dated June 6, 2021 (Reference Nos.: 2021‑01‑074754 and 2021‑01‑035782, respectively). Further to approval of update of the remuneration policy for Company officers, the Company’s Remuneration Committee and Board of Directors made decisions regarding update and approval of the service and employment conditions for Company officers in accordance with the updated policy as stated. The said updates were approved by the General Meeting in June 2021, including approval of an allotment of 1,252,832 options to the Company’s CEO. For details – see the Company’s Immediate Report dated June 16, 2021 regarding the results of the General Meeting (Reference No.: 2021‑01‑101847), the details included therein are presented herein by means of reference. On August 4, 2021, the said options were allotted to the CEO. For details – see the Company’s Immediate Report dated August 5, 2021 (Reference No.: 2021‑01‑127869). Regarding a private allotment of options to officers – see the Immediate Report dated August 23, 2021 (Reference No.: 2021‑01‑136275).

13.3	Section 10 to Part A of the Periodic Report for 2020

For details regarding the Company’s Immediate Reports regarding the Company’s intention to issue new debentures, the proceeds of which will be designated for, among other things, early repayment of Rotem’s project financing, including publication of drafts of trust certificates – see the Company’s Immediate Reports dated July 7, 2021, July 25, 2021 and July 27, 2021 (Reference Nos.: 2021‑01‑113256, 2021‑01‑121833 and 2021‑01‑123051); for details regarding a rating report of S&P Maalot provided for the issuer and for the debentures – see the Company’s Immediate Report dated July 19, 2021 (Reference No.: 2021‑01‑119229).

Further to Section 10.7 to the Periodic Report, as at the submission date of this report, the Company signed additional credit frameworks for up to two years with banks, in the aggregate scope of about NIS 125 million, which as at the date of the report had not yet been utilized.

13.4	Section 17 to Part A of the Periodic Report for 2020

13.4.1
Further to that stated in Section 17.6 to Part A (Description of the Company’s Business), which is included in the Periodic Report for 2020, additional lands have been added in connection with the solar site of the Maple Hill project, which is located in Cambria County in Pennsylvania. The rights in the said lands are freehold (ownership) rights and contractual rights of beneficial enjoyment. The area of the lands is about 3,132,300 square meters (774 acres).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.4	Section 17 to Part A of the Periodic Report for 2020 (Cont.)

13.4.2
Further to that stated in Section 17 to Part A which is included in the Periodic Report for 2020, for details regarding profit participation units allotted by the CPV Group to employees and managers – see Note 9K(7) to the Interim Statements.

13.4.3	Further to that stated in section 17.2 (Activities of the CPV Group) to Part A of the Periodic Report for 2020:

A.
For details regarding acquisition of the balance of the rights in the wind‑energy power plant with a capacity of 152 megawatts (Keenan), which is held (at the rate of 70%) by the CPV Group[52] (that is, the remaining 30%), on April 7, 2021 – see the Company’s Immediate Report dated April 8, 2021 (Reference No.: 2021‑01‑059787).

B.
For details regarding an agreement for sale of electricity (PPA) in the Rogue’s Wind project, for sale of all the electricity, availability (capacity) and Renewable Energy Certificates (RECs) – see the Company’s Immediate Report dated April 11, 2021 (Reference No.: 2021‑01‑060825).[53]

C.
Regarding a report of the Company with respect to commencement of the construction stage of the Maple Hill solar project – see the Company’s Immediate Report dated May 12, 2021 (Reference No.: 2021‑01‑083409).

D.
For details regarding completion of the financing transaction of Keenan and the concurrent repayment of Keenan’s prior financing – see the Company’s Immediate Report dated August 8, 2021 (Reference No.: 2021‑01‑062437).

[52]	Which is held (about 70%) indirectly by the Company, as detailed in Section 17 to Part A (Description of the Company’s Business) of the Periodic Report for 2020.
[53]
The information stated in the Immediate Report dated April 11, 2021, as stated, including regarding the characteristics of the project, its construction and operation and the dates for their execution, characteristics of the project’s consumer/s, the scope of the revenues expected from the project and its business results, constitutes “forward‑looking” information as it is defined in the Securities Law, which is based on estimates of the CPV Group and of the Company as at the publication of the report only, and that is dependent on fulfillment of a number of items, including completion of development and licensing processes, receipt of permits, performance of the construction and connection work, signing of an agreement to assure the required financing, etc. The said information in this report may not materialize and/or may materialize in a manner different than that stated, this being due to, among other things, non‑fulfillment of one or more of the above‑mentioned items, changes in the construction and operation costs, delays in the timetables for completion of development and construction stages, changes in the estimates and assumptions with reference to the project’s performances, its costs or its results, from the impact of economic or regulatory conditions on a project of this type, and as a result of existence of one or more of the risk factors to which the CPV Group or the Company are exposed to as stated in the Periodic Report for 2020.

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.4	Section 17 to Part A of the Periodic Report for 2020 (Cont.)

13.4.4
Further to that stated in Section 17.4 to Part A of the Periodic Report for 2020, it is noted that the CPV Group makes use of technical information, communications and data processing systems for purposes of its current ongoing activities. Physical or logical harm to the management and/or operating systems, as stated, for whatever reason, could expose the Company to delays and interruptions with respect to provision of electricity, including causing damage to information or stealing of information. In addition, the CPV Group could be required to bear significant expenses in order to protect against harm to the information systems, as well as to repair any damage that is caused by such harmful items, including, for example, establishment of an internal system‑protection system, implementation of additional security measures against a cyber threat, protection against lawsuits as a result of cyber‑attacks, payment of compensation or taking of other correctional steps vis‑à‑vis third parties. Even though the CPV Group takes measures to increase the information security, among other things, through use of monitoring and control systems for the networks, strengthening hardware and operating systems, back‑up, written policies and procedures, restricting access, employee training, etc., there is no certainty regarding its ability to prevent cyber‑attacks or harm to the Group’s information systems.

13.5	Regulation 24 (Shares and Convertible Securities held by Interested Parties and Officers on the Submission Date of the Report) to Part D of the Periodic Report for 2020

For a list of the interested parties and senior officers, who to the best of the Company’s knowledge hold shares and other securities of the Company as at June 30, 2021 – see the Company’s Immediate Report regarding the composition of the holdings of interested parties and senior officers dated July 6, 2021 (Reference No.: 2021‑01‑113076); Immediate Reports regarding changes in the holdings of interested parties and senior officers dated July 11, 2021 and August 5, 2021 (Reference Nos.: 2021‑01‑114864, 2021‑01‑127869 and 2021‑01‑128295, as applicable); and Immediate Reports regarding parties that ceased to be or become interested parties in the Company, dated July 11, 2021 and August 1, 2021 (Reference Nos.: 2021‑01‑114861and 2021‑01‑060220). In June 2021, allotment of 1,252,832 options to the Company’s CEO was approved. For details – see the Company’s Immediate Report dated June 16, 2021 regarding the results of the General Meeting (Reference No.: 2021‑01‑101847). On August 4, 2021, the said options were allotted to the CEO. For details – see the Company’s Immediate Report dated August 5, 2021 (Reference No.: 2021‑01‑127869).

OPC Energy Ltd.
Report of the Board of Directors

Explanations of the Board of Directors regarding the State of the Group’s Affairs (Cont.)

13.	Update of the Periodic Report for 2020 regarding the Company’s Business (Cont.)

13.6	Regulation 24A (Authorized, Issued and Paid‑Up Capital and Convertible Securities) and Regulation 24B (List of Shareholders) to Part D of the Periodic Report for 2020

A.
For details regarding changes in the Company’s capital and securities after the date of the Periodic Report for 2020, in connection with a partial principal repayment of the Company’s debentures (Series B) – see the Company’s Immediate Report dated March 31, 2021 (Reference No.: 2021‑01‑052971), and in connection with allotment and vesting of securities issued to Company employees and officers – see the Company’s Immediate Reports dated June 15, 2021, July 11, 202 and August 5, 2021 (Reference Nos.: 2021‑01‑039250, 2021‑01‑114867 and 2021‑01‑127863).

B.
For details regarding a Report Summoning a General Meeting, which includes a Material Private Offer Report in connection with granting of options to the Company’s CEO – see update to Section 9.6 (Additional Information relating to Remuneration paid to the Company’s officers and Senior Management Employees) to Part A of the Periodic Report for 2020.

Yair Caspi	Giora Almogy
Chairman of the Board of Directors	CEO

Date: August 24, 2021